Depositary Receipts

Depositary's notice of Annual General Meeting of Shareholders of Rediff.com India Limited.

Issue:
Rediff.com India Limited / Cusip 757479100

Country:
India

Meeting Details:
Annual General Meeting of the Shareholders on Monday, September 29, 2003 at 11 a.m. IST at Mahalaxmi Engineering Estate, L.J. First Cross Road, Mahim (W), Mumbai 400 016, Maharashtra, India

Meeting Agenda:
The Company's Notice of Meeting, including the Agenda, is attached.

Voting Deadline:
On or before 10 A.M. (New York City time) on September 22, 2003.

ADS Record Date:
August 28, 2003

Ordinary ADR Ratio:
One Ordinary Equity Share is equal to two American Depositary Shares.

Depositary:
Citibank, N.A.

Custodian(s)  of Deposited  Securities:
Citibank N.A.,  Mumbai Branch.

Deposit Agreement:
Deposit agreement, dated as of June 13, 2000, by and among the Depositary, the Company and all Holders and Beneficial Owners of ADSs evidenced by ADRs issued there-under.

The Company has announced that the Eighth Annual General Meeting of the Shareholders (the "Meeting") will be held at the date, time and location identified above. A copy of the Notice of Meeting from the Company, which includes the agenda for such Meeting, is enclosed.

Holders of ADSs wishing to give voting instructions to the Depositary must sign, complete and return the enclosed Voting Instructions prior to the ADS Voting Instructions Deadline in the enclosed pre-addressed envelope.

Please note that in accordance with and subject to the terms of Section 4.10 of the Deposit Agreement, upon the timely receipt from a Holder of ADSs as of ADS Record Date of voting instructions in the manner specified by the Depositary, the Depositary shall endeavor, insofar as practicable and permitted under applicable law, the provision of this Deposit Agreement, the Articles of Association and Memorandum of Association of the Company and the provisions of the Deposited Securities, to vote or cause the custodian to vote the Shares and/or other Deposited Securities (in person or by proxy ) represented by such Holder's ADSs, either on show of hands, in which case the Custodian shall be instructed to vote in accordance with instructions received from Holders of a majority of the ADSs for which voting instructions have been timely given to the

Depositary, or on a poll, in which case the Custodian shall be instructed to vote in accordance with the voting instructions timely received from the Holders giving instructions.

Please further note that, for the purpose of Section 4.10, in the event that the Depositary receives an express instruction from a Holder as of ADS Record Date to demand a poll with respect to any matter to be voted on by Holders of ADSs, the Depositary shall notify the Chairman of the Company or a person designated by the Chairman of such instruction and request the Chairman or such designee to use their reasonable best efforts to demand a poll at the Meeting at which such matters are to be voted on and to vote the Deposited Securities represented by such Holder's ADSs in accordance with the instructions of the Holders of the ADSs.

The Depositary has been advised that under Indian law, as in effect as of the date hereof, voting of Shares is by show of hands (in which case each shareholder has one (1) vote regardless of the number of Shares owned) unless a poll is validly demanded, and that a proxy holder may not vote except in a poll vote. In addition, the Company's Articles of Association and Memorandum of Association, as in effect as of the date hereof, provi de that a poll may be demanded at any general meeting by a holder or holders holding (a) at least 10% of the total Shares entitled to vote on a resolution or (b) Shares with an aggregate paid up capital of at least Rs. 50,000. As a result, unless specifically instructed by a Holder or Holders holding (a) at least 10% of the total Shares (represented by such Holder(s)' American Depositary Shares) entitled vote on a resolution or (b) Shares (represented by such Holder(s)' American Depositary Shares) with an aggregate paid-up capital of at least Rs. 50,000, the Chairman of the Company or his designee may not be able to demand a poll at the instruction of Holders. The Company's Articles of Association and Memorandum of Association (as in effect on the date hereof) further provide that the Chairman of the Company shall cast the deciding vote, in the event of a tie.

Upon timely receipt of signed and completed Voting Instructions from a holder of ADRs, the Depositary shall endeavor insofar as practicable and permitted under applicable law and provisions of the Deposited Securities to cause the Custodian to vote (or cause to be voted by means of the appointment of a proxy or otherwise) the Deposited Securities in respect of which Voting Instructions have been received in accordance with the instructions contained therein.

The information contained herein with respect to the Meeting has been provided by the Company, Citibank, N.A. is forwarding this information to you solely as depositary and in accordance with the terms of the Deposit Agreement and disclaim any responsibility with respect to the accuracy or completeness of such information. Citibank, N.A. does not, and should not be deemed to, express any opinion with respect to the proposals to be considered at the Meeting. The rights and obligations of Holders and Beneficial Owners of ADSs, the Company and the Depositary are set forth in their entirety in the Deposit Agreement and are summarized in the ADRs. If you wish to receive a copy of the Deposit Agreement, please contact the Depositary at the number set forth below.

If you have any questions about the way in which voting instructions may be delivered to the Depositary, please contact Citibank, N.A. -ADR Shareholder Services at 1-877-CITI-ADR (1-877- 248-4237).

                 Proxy Information to Holders of Equity Shares

FROM: -

Rediff.com India Limited
1st Floor, Mahalaxmi Engineering Estate,
L. J. First Cross Road,
Mahim (West),
Mumbai 400 016.

August 26, 2003

Dear Member,

You are cordially invited to attend the Eighth Annual General Meeting of the Members on Monday, September 29, 2003 at 11 a.m. IST at 1st Floor, Mahalaxmi Engineering Estate, L.J. First Cross Road, Mahim (West), Mumbai 400 016, Maharashtra, India

Notice of the meeting together with the proposed resolutions is enclosed herewith. If you need special assistance at the Annual General Meeting because of disability, please contact the office of the Company Secretary, Rediff.com India Limited, 1st Floor, Mahalaxmi Engineering Estate, L.J. First Cross Road, Mahim (West), Mumbai 400 016, Maharashtra, India.

Very Truly Yours,
For REDIFF.COM INDIA LIMITED



Sejal Jaradi
Company Secretary

                                     NOTICE

Notice is hereby given that the 8th Annual General Meeting of the Members of Rediff.com India Limited will be held on Monday, September 29, 2003, at 11 a.m.
(IST) at Registered Office of the Company situated at First Floor, Mahalaxmi Engg. Estate, L. J. First Cross Road, Mahim (West), Mumbai 400016, to transact the following business:

ORDINARY BUSINESS

1. To receive, consider and adopt the Audited Balance Sheet as at March 31, 2003 and Profit & Loss Account for the year ended as on that date and the reports of the Auditors and Directors' thereon.

2. To appoint a Director in place of Diwan Arun Nanda, Director retiring by rotation and being eligible, offers himself for reappointment.

3. To appoint Auditors and fix their remuneration by passing the following resolution as an Ordinary Resolution with or without modification(s);

     "RESOLVED that M/s Deloitte Haskins & Sells, Chartered Accountants, Mumbai be and are hereby re-appointed as Statutory Auditors of Rediff.com India Limited for the year ending March 31, 2004 and to hold office from the conclusion of this Annual General Meeting till the conclusion of the next Annual General Meeting at a remuneration to be decided by the Board of Directors/Audit committee of the Directors of the Company."

SPECIAL BUSINESS

4. To consider and if thought fit to pass with or without modification, the following resolution as an ORDINARY RESOLUTION:

     "RESOLVED THAT Mr. Pulak Prasad, who was appointed as an Additional Director on December 17, 2002, in terms of the Articles of Association of the Company and who by virtue of the provisions of section 260 of the Companies Act, 1956, holds office upto the date of the Annual General Meeting, but being eligible, offers himself for re-appointment and in respect of whom the Company has received Notices in writing under section 257 of the Companies Act, 1956 from certain members proposing his candidature for the office of Director, be and is hereby appointed as Director of the Company."

5. To consider and if thought fit, to pass with or without modification, the following resolution as an Ordinary Resolution :

     "RESOLVED THAT Mr. Ajit Balakrishnan, be and is hereby re-appointed as Managing Director of the Company, on the same terms and conditions, for a period of 5 years with effect from August 25, 2003.

     RESOLVED FURTHER THAT Ms. Sejal Jaradi, Company Secretary, be and is hereby
     authorised  to  file  the  necessary   Forms  and  complete  the  requisite
     formalities with the Registrar of Companies, Maharashtra in this regard."

                                        By Order Of The Board
                                        For Rediff.com India Limited

PLACE: MUMBAI                           SEJAL JARADI

DATE: August 26, 2003                   COMPANY SECRETARY


NOTES:
-----

1. A MEMBER ENTITLED TO ATTEND AND VOTE AT THE MEETING IS ENTITLED TO APPOINT ONE OR MORE PROXIES TO ATTEND AND VOTE INSTEAD OF HIMSELF/HERSELF AND SUCH A PROXY NEED NOT BE A MEMBER. PROXIES TO BE EFFECTIVE MUST BE LODGED WITH THE COMPANY NOT LESS THAN 48 HOURS BEFORE THE ANNUAL GENERAL MEETING, DULY COMPLETED.

2. In the case of Item No. 2 of the Ordinary Business, none of the Directors of the Company, except Diwan Arun Nanda, is interested in the resolution.

3. In the case of Item No. 4 of the Special Business, none of the Directors of the Company, except Mr. Pulak Prasad, is interested in the resolution.

4. In the case of Item No. 5 of the Special Business, none of the Directors of the Company, except Mr. Ajit Balakrishnan, is interested in the resolution.

5. The Explanatory Statement pursuant to the provisions of Section 173(2) of the Companies Act, 1956 for item Nos. 4 and 5 is enclosed and forms part of this Notice.

                            REDIFF.COM INDIA LIMITED
                            ------------------------

      EXPLANATORY STATEMENT PURSUANT TO THE PROVISIONS OF SECTION 173(2) OF
      ---------------------------------------------------------------------
                            THE COMPANIES ACT, 1956.
                            ------------------------

In conformity with the provisions of Section 173(2) of the Companies Act, 1956, the following Explanatory Statement sets out the material facts relating to the item of Special Business mentioned in the accompanying Notice dated August 26, 2003 and should be taken as forming part of the Notice

Item No.4
---------

Mr. Pulak Prasad was appointed as an Additional Director, in terms of the provisions of the Companies Act, 1956 and the Articles of Association of the Company on December 17, 2002. He holds office upto the date of the Annual General Meeting by virtue of section 260 of the Companies Act, 1956. Notices in writing under section 257 of the Companies Act, 1956, have been received from certain members signifying their intention to propose Mr. Pulak Prasad as a candidate for the office of Director.

Mr. Pulak Prasad has been Managing Director of Warburg, Pincus & Co. He holds a B.Tech degree from the Indian Institute of Technology, Delhi and an M. B. A. from the Indian Institute of Management, Ahmedabad. His is background and vast experience will enable the Company to gain valuable advises and inputs

The Directors, therefore, recommend the passing of the Ordinary Resolution under Item no.4 of the accompanying Notice.

No Director other than Mr. Pulak Prasad, may be considered to be concerned or interested in the passing of this Resolution.

Item No.5
---------

The term of office of Mr. Ajit Balakrishnan as Managing Director expires on August 24, 2003, in terms of resolution passed by the members at their Extra-ordinary General Meeting held on August 25, 1998.

The Board of Directors at their meeting held on June 24, 2003, re-appointed Mr. Ajit Balakrishnan as Managing Director for further period of five years with effect from August 25, 2003, subject to the approval of the members.

Pursuant to the provisions of the Companies Act, 1956 the Directors recommend passing of the Ordinary Resolution under item no. 5 of the accompanying Notice.

None of the directors except Mr. Ajit Balakrishnan may be considered to be concerned or interested in the passing of this Resolution.

                                        By Order Of The Board
                                        For Rediff.com India Limited


PLACE: MUMBAI                           SEJAL  JARADI
DATE:  August 26, 2003                  COMPANY SECRETARY

                                                        REDIFF.COM INDIA LIMITED

                               DIRECTORS' REPORT
                               -----------------
To,
The Members,
Rediff.com India Limited

Your Directors have pleasure in presenting to you the Eighth Annual Report together with the Audited Annual Accounts for the year ended March 31, 2003

1.   FINANCIAL PERFORMANCE FOR THE YEAR APRIL 1, 2002 - MARCH 31, 2003

Our Corporate revenues including that of all our subsidiaries were Rs. 834 million (previous year Rs.1185 million).

Gross Profits for the year before depreciation, amortisation and impairment expenses stood at a loss of Rs. 410 million (previous year Rs. 377 million).

After accounting for one time write off of goodwill/ Investments during the year of Rs. 401 million and accounting for interest income and depreciation, our net loss stood at Rs. 917 million (previous year Rs.706 million).

2.   SUBSIDIARIES

     (a)  Value Communications Corporation (ValuCom)
          ------------------------------------------

Financial performance of Value Communications Corporation as on 31st March 2003 was as follows:

       Particulars                                                   Amount ($)
       -----------                                                   ----------

       Number  of  Shares  in  the  Subsidiary
       Company   held  by   Rediff.com   India
       Limited at the above date :

       Equity (in  Nos.)                             12,000,000      7,146,441

       Extent of holding (%)                                100

       The  net aggregate of  profits/(losses)
       of  the  Subsidiary  Company   for  its
       financial  year  so far as they concern
       the members of Rediff.com India Limited                      (7,040,860)

                                                        REDIFF.COM INDIA LIMITED

     (b) Rediff Holdings Inc.
         --------------------

During the year, the Company invested US$5.5 million in Rediff Holdings Inc.

Financial performance of Value Communications Corporation as on 31st March 2003 was as follows:

       Particulars                                                   Amount ($)
       -----------                                                   ----------

       Number  of  Shares  in  the  Subsidiary
       Company   held  by   Rediff.com   India
       Limited at the above date :

       Equity (in  Nos.)                             10,666,667           1067

       Extent of holding (%)                                100

       The  net aggregate of  profits/(losses)
       of  the  Subsidiary  Company   for  its
       financial  year  so far as they concern
       the members of Rediff.com India Limited                      (6,323,820)


3.   REDIFF.COM INDIA LTD.'S FINANCIAL HIGHLIGHTS

Highlights of our Company's financials was as follows:-

     (a)  Total Income:- At Rs. 139 million (previous year Rs.281 million).

     (b) Operating expenses :- At Rs. 328 million (previous year Rs.476 million). These were achieved through aggressive cost containment measures.

     (c) Gross Profits :- Due to the factors mentioned above, our Company was able to contain the operating losses before depreciation, amortisation, impairment of Investments and taxes to Rs189 million (previous year Rs.195 million).

     (d) Net Profits:- After providing for depreciation and amortisation of Rs. 79 million, making provision for impairment in the value of investments Rs 553 million , and after providing for taxation Rs. Nil, net losses for the year were Rs. 826 million (previous year Rs.450million).

Our Company continues to be listed on the NASDAQ Small Cap Market.

4.   DIVIDEND :

In view of the loss incurred by our Company during the year under review the Board does not recommend any dividend.

5.   CORPORATE GOVERNANCE :

The various committees constituted by the Company including an Audit Committee and Compensation Committee have been functioning according to references made by the Board of Directors. This has resulted in strengthening the Internal Control Systems and more effective MIS. The present constitution of the Board consist of eminent independent professionals from various fields, in addition to Chairman and Managing Director who looks after the day to day affairs of the Company and execution of the policy decisions taken by the Board.

                                                        REDIFF.COM INDIA LIMITED

The composition of the Audit Committee of the Board is:-

Name                                 Designation in the Committee
Mr. Abhay Havaldar                   Chairman
Mr. Pulak Prasad                     Member
Mr. Sunil Phatarphekar               Member
Mr. Ashok Narasimhan                 Member

During the year, the audit committee was reconstituted on account of:-

     1)   Resignation  of Mr. Chip Kaye,  Director with effect from December 17,
          2002;

     2) Appointment of Mr. Pulak Prasad on the Audit Committee with effect from February 5, 2003.

The  composition  of the  Compensation  Committee is as follows:-

Name                                 Designation  in the Committee

Mr. Ajit  Balakrishnan               Chairman
Diwan Arun Nanda                     Member
Mr.  Sunil N  Phatarphekar           Member

The Compensation Committee has been supervising the implementation of various human resource functions including ESOPs etc.

Further the Company has been displaying investor related information update, at regular intervals on its website.

6. ESOP/ASOP:
Employee Stock Option Plan 1999

During the fiscal year from April 1, 2002 to March 31, 2003, under the ESOP 1999, there were no additional warrants granted. However during the same period there was a forfeiture of warrants equivalent to 12900 equity shares from the employees who had left the services of our Company.

Associates Stock Option Plan 1999

During the fiscal year from April 1, 2002 to March 31, 2003, our Company granted under the ASOP 1999, additional warrants equivalent to the right to purchase 28,000 equity shares at a weighted average exercise price of US$ 2.26 (Rs.109.42) per share.

2002 ADR Linked  Stock  Option  Plans

The members approved the 2002 ADR Linked Stock Option Plan in September 2002

The Company has reserved for issuance, a total of 280,000 equity shares after giving effect to 2 for 5 reverse share split effective as of May 2000, which would be exercisable for ADSs.

Under this Plan, our Company granted under the 2002 ADR Linked Stock Options, equivalent to the right to purchase 2,20,500 equity shares at a weighted average exercise price of US$ 2.26 (Rs. 109.42) per share.

7. FIXED DEPOSITS:

During the year under review, our Company had not accepted any Fixed Deposit from the Public.

                                                        REDIFF.COM INDIA LIMITED

8. EMPLOYEES :

The particulars of employees as required under section 217 (2A) of the Companies Act, 1956 are given as an annexure to this report.

9. DIRECTORS :

During the year, on December 17, 2002, Mr. Pulak Prasad was appointed as Additional Director of our Company, who holds office till the conclusion of the ensuing Annual General Meeting of the Company. In accordance with Section 257 of the Companies Act, 1956, our Company has received Notices in writing signifying candidature of Mr. Prasad.

On December 17, 2002, Mr. Charles Kaye resigned as Director of our Company. Your Directors place on record their appreciation of the valuable services rendered by him during his tenure.

In accordance with the provisions of the Companies Act, 1956, Diwan Arun Nanda, Director retires by rotation at the conclusion of the ensuing Annual General Meeting and being eligible, offer himself for reelection.

The term of office of 5 years of Mr. Ajit Balakrishnan as Managing Director expires on August 24, 2003. The Board of Directors have approved his re-appointment for a further period of 5 years effective August 25, 2003, subject to approval of the members.

10. AUDITORS

M/s. Deloitte Haskins & Sells, Chartered Accountants who were appointed by the members at their previous AGM as the Statutory Auditors of Company for the year 2002-03, would hold the office till the conclusion of the forthcoming Annual General Meeting. The Company has received from the Auditors undertaking their eligibility to accept the office, if reappointed. The members are requested to consider their re-appointment as set out in the Notice convening the Annual General Meeting.

The observations made by the Auditors' in their report and notes to accounts are self- explanatory and do not call for any further comments.

11. DIRECTORS' RESPONSIBILITY STATEMENT :

The Directors confirm that:

     a) In preparation of the annual accounts, the applicable accounting standards have been followed along-with proper explanation relating to material departures

     b) The Directors have selected such accounting policies and applied them consistently and made judgments and estimates that are reasonable and prudent so as to give true and fair view of the state of affairs of the Company as at the end of March 31, 2003 and the loss for the year ended on that date.

     c) The Directors have taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956 for safeguarding the assets of the Company and detecting the frauds and other irregularities.

     d) The Directors have prepared the annual accounts on a going concern basis.

12. ENERGY CONSERVATION, TECHNOLOGY ABSORPTION AND FOREIGN EXCHANGE EARNING AND OUTGO

Particulars pursuant to Companies (Disclosure of Particulars in respect of the Board of Directors) Rules, 1988

                                                        REDIFF.COM INDIA LIMITED

     1.   Conservation of Energy:-

          The operation of your Company is not energy intensive. Adequate measures have however been taken to reduce energy consumption by using energy efficient computer equipments incorporating latest technologies.

     2.   Technologies Absorption :

     Since technology related to portal business is constantly evolving, continuous investments and improvements are being made to the content, community and commerce offerings made to the customers. The investments are classified as deferred revenue expenditure and amortized..

     3.   Foreign Exchange Earning and outgo:

     Foreign exchange earned by the Company in the fiscal year ended March 31, 2003 was Rs.46,187,881 and the foreign exchange outgo in the same period was Rs. 17,972,693

15. AWARDS AND RECOGNITION :

During the year, our Company was honored with "The Best Indian Portal Site" award by PC Quest, India's leading IT magazine at the PC Quest Users Choice Awards 2003 bes ides being the only website to be nominated across all the categories i.e. Free Email Service Provider, Chat Clients and the Indian News Site category. This is the third consecutive year when the company was nominated the best Indian portal.

16. ACKNOWLEDGEMENT :

The Directors place on record their appreciation for the dedicated services rendered by the employees of our Company and acknowledge the cooperation extended by our Company's bankers.

Place: Mumbai                           for Rediff.Com India Limited

Date:  August 26, 2003

                                        Chairman

(U.S.$1=  Rs.  48.33  for year  02-2003;  and  U.S.$1=  Rs.  47.84  for the year
2001-2002)

                                                        REDIFF.COM INDIA LIMITED

                                   ANNEXURE A

The particulars of employees as required under section 217 (2A) of the Companies Act, 1956

                                   (Enclosed)

                                                        REDIFF.COM INDIA LIMITED

                                   Annexure A

        The particulars of employees as required under section 217 (2A)
                           of the Companies Act, 1956

    Information in accordance with the provisions of Section 217 (2A) of the Companies Act, 1956 read with the Companies (Particulars of employees) Rules,
                 1975 and forming part of the Directors' Report

                                                                     F.Y.2002-03

                                                                                    Date of
                                                      Gross                         Experience      Commencement    Last employment
Name                   Age         Designation     Remuneration     Qualification     in years      of employment        held
-------------------  ------       --------------   -------------   --------------  ------------   ---------------  -----------------
a) Employed throughout
   the Financial Year

Aninda Shome             40       VP - Sales          3,636,350     BA , Dip. In        18             15/02/1996  Times of India
                                                                    Hotel Mgmnt.

Nikhil Lakshman          43       Editor              4,856,947         BSc             25                 1/2/96  Mid Day
                                                                                                                   Publications Pvt.
                                                                                                                   Ltd.

Venkateswar R Nishtala   44       Ex. VP Technology   4,894,380          BE             21             24/12/1999  CyberCash Inc.
                                  Strategy

Nitin  Gupta             43       President  & COO    8,229,843          MBA            20                 1/2/00  GE Capital

Bhushan  Gothaskar       43       Director - Network  2,666,099     BE, M Tech          17             27/04/2000  Freelance
                                  Operations                                                                       Consultant

Raj Gupta                43       Head - Business     3,582,869         B.Com           22             01/10/2000  Lintas Ltd
                                  Development

b) Employed for part
   of the Financial Year

Vinayak  Purohit         47       VP - Finance        4,419,875          CA             23         23/03/2000      United
                                                                                                                   Phosphorous Ltd.

Notes:
---------------
1    Gross remuneration received includes  Salary,House Rent Allowance,  Special
     Allowance,Merit  Incentive,  Leave Travel Assistance,  Medical Expenses and
     Company's contribution to Provident Fund.

2 The nature and conditions of employment in all cases are contractual. All employees are wholetime employees of the Company.

3 None of the employees mentioned above is related to any Director of the Company.


                      AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the attached Balance Sheet of REDIFF.COM INDIA LIMITED ("the Company") as at 31st March, 2003 and also the Profit and Loss Account of the Company for the year ended on that date annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

1. As required by the Manufacturing and Other Companies (Auditor's Report) Order, 1988, issued by the Central Government in terms of Section 227 (4A) of the Companies Act, 1956, we give in the Annexure, a statement on the matters specified in paragraphs 4 and 5 of the said Order.

2. Further to our comments in the Annexure referred to in paragraph 1 above, we report that:

     a) we have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit;

     b) in our opinion, proper books of account as required by law have been kept by the Company so far as appears from our examination of the books;

     c) the Balance Sheet and the Profit and Loss Account dealt with by this report are in agreement with the above books of account;

     d) in our opinion, the Balance Sheet and Profit and Loss Account comply with the Accounting Standards referred to in sub-section (3C) of section 211 of the Companies Act, 1956;

     e) on the basis of the written representations received from the directors of the Company and taken on record by the Board of Directors, we report that none of the directors are disqualified as on March 31, 2003 from being appointed as a director in terms of clause
          (g) of sub-section (1) of Section 274 of the Companies Act, 1956;

     f) in our opinion and to the best of our information and according to the explanations given to us, the said accounts read together with the accounting policies and notes thereon give the information required by the Companies Act, 1956, in the manner so required, and give a true and fair view in conformity with the accounting principles generally accepted in India :

          (i) in the case of the Balance sheet, of the state of affairs of the Company as at March 31, 2003, and

          (ii) in the case of the Profit and Loss Account, of the loss for the year ended on that date.

                                                    For Deloitte Haskins & Sells
                                                           Chartered Accountants

                                                                P. B. Pardiwalla
                                                                         Partner

     Mumbai, India.

     Dated: August 26, 2003

ANNEXURE TO THE AUDITORS' REPORT
RE: REDIFF.COM INDIA LIMITED

Referred to in paragraph 1 of our report of even date.

1. The nature of the Company's activities is such that the requirements of items (iii), (iv), (v), (vi), (xii) and (xiv) of clause A of paragraph 4 of the Order are not applicable to the Company.

2. The Company has maintained proper records to show full particulars, including quantitative details and situation of its fixed assets.
     Management has certified that physical verification of fixed assets has been carried out during the year. We are informed that no material discrepancies were noticed on such verification as compared with the records of fixed assets.

3.   None of the fixed assets have been revalued during the year.

4. The Company has not taken any loans, secured or unsecured, from companies, firms or other parties listed in the register maintained under section 301 of the Companies Act, 1956 and/or from companies under the same management within the meaning of section 370 (1B) of the Companies Act, 1956.

5. The Company has not granted any loans, secured or unsecured, to companies, firms or other parties listed in the register maintained under section 301 of the Companies Act, 1956 and/or to companies under the same management within the meaning of section 370 (1B) of the Companies Act, 1956. 6. The employees to whom loans have been given by the Company are repaying the principal amounts as stipulated and are also regular in payment of interest.

7. In our opinion and according to the information and explanations given to us, there are adequate internal control procedures commensurate with the size of the Company and the nature of its business with regard to purchase of equipment and other assets.

8. According to the information and explanations given to us, there are no transactions of purchase of goods and materials and sale of goods, materials and services made in pursuance of contracts or arrangements entered in the register maintained under section 301 of the Companies Act, 1956 and aggregating during the year to Rs. 50,000 or more in respect of each party.

9.   The Company has not accepted any deposits from the public.

10. The Company has an internal audit system, which is commensurate with the size of the company and the nature of its business.

11.  The  maintenance  of cost  records has not been  prescribed  by the Central
     Government under section 209(1)(d) of the Companies Act, 1956, for the business carried on by the Company.

12. According to the records of the Company, provident fund dues and Employees' State Insurance scheme dues of contractors' employees have been regularly deposited by the Company with the appropriate authorities. We are informed that the Company's employees are not covered by the provisions of the Employees State Insurance Act, 1948.

13. According to the information and explanations given to us, no undisputed amounts payable in respect of income tax, wealth tax, sales tax, customs duty and excise duty were outstanding as at March 31, 2003, for a period of more than six months, from the date they became payable.

14. According to the information and explanations given to us, no personal expenses of employees or directors have been charged to revenue account, other than those payable under contractual obligations or in accordance with generally accepted business practice.

15.  The Company is not a sick  industrial  company within the meaning of clause
     (o) of sub-section (1) of section 3 of the Sick Industrial Companies (Special Provisions) Act, 1985.

16. The nature of the Company's business is such that it does not require materials and stores and hence the question of a reasonable system of recording materials and stores and allocating materials consumed to relative jobs does not arise.

17. In our opinion and according to the information and explanations given to us, the Company does not have a system of allocating man-hours utilised to relative jobs of web development services. Costs are charged off to revenue as incurred. The management has represented that costs in respect of jobs on hand are not carried forward, the quantum being immaterial.

18. The Company has a reasonable system of authorisation at proper levels. The nature of the Company's business is such that it does not require any materials and stores. As mentioned in paragraph 17 above, the Company does not have a system of allocating man-hours utilised to relative jobs of web development services. We are however informed that controls are exercised on the total labour costs incurred by the Company.

                                                    For Deloitte Haskins & Sells
                                                           Chartered Accountants


                                                                P. B. Pardiwalla
                                                                         Partner

     Mumbai, Ind ia.

     Dated: August 26, 2003

                            REDIFF.COM INIDA LIMITED
            Profit & Loss Account for the year ended March 31, 2003.
--------------------------------------------------------------------------------
                                     Schedule                       Previous
                                          No.                           year

                                                      Rupees          Rupees
--------------------------------------------------------------------------------
INCOME

Operating revenues                         12    137,990,540     183,659,191

Other income                               13        640,837      97,622,974
                                                ------------   -------------
                                                 138,631,377     281,282,165
                                                ------------   -------------

EXPENDITURE

Personnel expenses                         14     69,308,359     110,981,038

Operating and other expenses               15    815,769,256     538,146,204

Depreciation                                      79,378,444      81,201,942
                                                ------------   -------------
                                                 964,456,059     730,329,184
                                                ------------   -------------

Loss for the year before tax                     825,824,682     449,047,019

Provision for tax (U.S. taxes Rs.Nil,
previous year Rs.435,800/-                            65,760         518,620
and wealth tax Rs.65,760/-,
previous year Rs.82,820/-)
                                                ------------   -------------
Loss after tax                                   825,890,442     449,565,639

Deficit brought forward from previous year     1,101,343,944     651,778,305
----------------------------------------------------------------------------
Balance carried to balance sheet               1,927,234,386   1,101,343,944
----------------------------------------------------------------------------
Basic and Diluted Earnings Per Share (Rs.)            (64.55)         (35.14)

Accounting policies and notes to
balance sheet and profit and loss account  16

As per our attached report of even date
For Deloitte Haskins & Sells               For and on behalf of the board
Chartered Accountants

P.B.Pardiwalla                  A.Balakrishnan              Sejal Jaradi
Partner                         Chairman             Director Company Secretary
                                & Managing Director

Mumbai, India                   Mumbai, India
Dated:                          Dated:

                            REDIFF.COM INDIA LIMITED
                      Balance Sheet as at March 31, 2003.
--------------------------------------------------------------------------------
                                     Schedule                          As at
                                          No.                     31.03.2002
                                                      Rupees          Rupees
--------------------------------------------------------------------------------
I. SOURCES OF FUNDS

   (1) Shareholders' funds :

       (a) Capital                          1     63,976,000      63,976,000
       (b) Stock Options Outstanding (Net)
           (See Note 8)                               22,750           3,250
       (c) Reserves and surplus             2  3,408,078,870   3,408,078,870

   (2) Unsecured loans                      3      2,052,377       3,180,315
                                               -------------   -------------
                                     TOTAL     3,474,129,997   3,475,238,435
                                               -------------   -------------

II. APPLICATION OF FUNDS

   (1) Fixed assets:                        4

       (a) Gross Block                           294,572,821     285,249,976
       (b) Less: Depreciation                    215,908,516     138,536,696
       (c) Net Block                              78,664,305     146,713,280

   (2) Investments                          5    849,549,747   1,121,572,423

   (3) Current assets, loans and advances:

       (a) Sundry debtors                   6     41,791,577      75,272,593
       (b) Cash and bank balances           7    639,299,223   1,200,959,671
       (c) Loans and advances               8    110,325,098     120,318,982
                                               -------------   -------------
                                                 791,415,898   1,396,551,246
                                               -------------   -------------
Less :

Current liabilities and provisions :

       (a) Liabilities                      9    166,288,627     286,186,599
       (b) Provisions                      10      9,545,802       8,750,943
                                               -------------   -------------
                                                 175,834,429     294,937,542
                                               -------------   -------------
Net current assets                               615,581,469   1,101,613,704
                                               -------------   -------------
   (4) (a) Miscellaneous expenditure
           (to the extent not written
           off or adjusted)                11      3,100,090       3,995,084

       (b) Profit and loss account             1,927,234,386   1,101,343,944
                                               -------------   -------------
                                     TOTAL     3,474,129,997   3,475,238,435
                                               -------------   -------------

Accounting policies and notes to
balance sheet and profit and loss account  16

As per our attached report of even date
For Deloitte Haskins & Sells                 For and on behalf of the board
Chartered Accountants

P.B.Pardiwalla           A.Balakrishnan                        Sejal Jaradi
Partner                  Chairman                  Director    Company Secretary
                         & Managing Director
Mumbai, India            Mumbai, India
Dated: Dated:

                            REDIFF.COM INDIA LIMITED

        Schedules forming part of the balance sheet as at March 31, 2003

SCHEDULE 1: SHARE CAPITAL
--------------------------------------------------------------------------------
                                                                       As at
                                                                  31.03.2002
                                                      Rupees          Rupees
--------------------------------------------------------------------------------
Authorized:
20,000,000 equity shares of Rs.5/- each          100,000,000     100,000,000
                                                ============   =============
Issued and subscribed :
12,795,200 equity shares of Rs.5/- each
fully paid up.                                    63,976,000      63,976,000
                                                ------------   -------------
                                     TOTAL        63,976,000      63,976,000
                                                ============   =============

Note: Included in the issued and subscibed capital are 2,645,000 equity shares represented by 5,290,000 ADSs.

SCHEDULE 2: RESERVES & SURPLUS
--------------------------------------------------------------------------------
                                                                       As at
                                                                  31.03.2002
                                                      Rupees          Rupees
--------------------------------------------------------------------------------
Securities Premium Account                     3,408,078,870   3,408,078,870
                                               -------------   -------------
                                     TOTAL     3,408,078,870   3,408,078,870
                                               =============   =============
SCHEDULE 3: UNSECURED LOANS
--------------------------------------------------------------------------------
                                                                       As at
                                                                  31.03.2002
                                                      Rupees          Rupees
--------------------------------------------------------------------------------
Bank balance overdrawn                             2,052,377       3,180,315
                                                ------------   -------------
                                     TOTAL         2,052,377       3,180,315
                                                ============   =============

                            REDIFF.COM INDIA LIMITED
       Schedules forming part of the balance sheet as at March 31, 2003.

SCHEDULE 4: FIXED ASSETS

                                                                                                                         As at
                                    Leasehold    Furniture      Office      Computer                                 March 31,
                                 Improvements   & Fixtures   Equipment     Equipment     Vehicles         Total          2002
                                 ------------   ----------  ----------     ---------   ----------   -----------   ------------
                                       Rupees       Rupees      Rupees        Rupees       Rupees        Rupees         Rupees
                                 ------------   ----------  ----------     ---------   ----------   -----------   ------------
Cost as at April 1, 2002            8,525,890   15,132,110   9,080,413   238,495,733   14,015,830   285,249,976   242,553,895

Additions                                   -       93,213   1,847,491     9,677,401    1,779,871    13,397,976    50,910,409

Deductions                                  -            -     438,699     1,483,999    2,152,433     4,075,131     8,214,328

Total as at March 31, 2003          8,525,890   15,225,323  10,489,205   246,689,135   13,643,268   294,572,821   285,249,976

Depreciation upto March 31, 2003    4,229,904    5,723,332   3,071,838   199,037,635    3,845,807   215,908,516   138,536,696

Net value as at March 31, 2003      4,295,986    9,501,991   7,417,367    47,651,500    9,797,461    78,664,305   146,713,280

Net value as at March 31, 2002      5,716,218   10,778,766   7,078,888   111,775,397   11,364,011   146,713,280

Depreciation for the year           1,420,232    1,369,988   1,133,161    73,759,865    1,695,198    79,378,444

------------------------------------------------------------------------------------------------------------------------------

                            REDIFF.COM INDIA LIMITED

        Schedules forming part of the balance sheet as at March 31, 2003

SCHEDULE 5: Investments (at cost, unquoted)
--------------------------------------------------------------------------------
                                                                       As at
                                                                  31.03.2002
                                       Rupees         Rupees          Rupees
--------------------------------------------------------------------------------
Long Term Investments

In wholly owned subsidiary companies
(fully paid-up)

Rediff Holdings, Inc, U.S.A     1,065,204,000                    799,492,000
10,666,667 (Previous year
9,200,000) equity shares
of USD 0.0001 per share

Less: Provision for dimunition
in value                          310,183,629                              -
                                -------------                  -------------
                                                 755,020,371     799,492,000

Value Communications Corporation, 337,339,190                    322,080,423
U.S.A 12,000,000 (Previous year
12,000,000) equity shares
of no par value

Less: Provision for dimunition
in value                          242,809,814                              -
                                 ------------                  -------------
                                                  94,529,376     322,080,423
                                               -------------   -------------
                                     TOTAL       849,549,747   1,121,572,423
                                               =============   =============

                            REDIFF.COM INDIA LIMITED

        Schedules forming part of the balance sheet as at March 31, 2003

SCHEDULE 6: SUNDRY DEBTORS
--------------------------------------------------------------------------------
                                                                       As at
                                                                  31.03.2002
                                       Rupees         Rupees          Rupees
--------------------------------------------------------------------------------
Sundry debtors (unsecured):
       (a) Outstanding over
           six months              44,857,111                     36,731,225
       (b) Others                  41,791,577                     77,661,992
                                 ------------                  -------------
                                                  86,648,688     114,393,217
Less : Provision                                  44,857,111      39,120,624
                                               -------------   -------------
                        TOTAL                     41,791,577      75,272,593
                                               =============   =============
Note :

1.  (a) Considered good                           41,791,577      75,272,593
    (b) Considered doubtful                       44,857,111      39,120,624
                                               -------------   -------------
                                                  86,648,688     114,393,217
                                               =============   =============

                            REDIFF.COM INDIA LIMITED

        Schedules forming part of the balance sheet as at March 31, 2003

SCHEDULE 7: CASH AND BANK BALANCES
--------------------------------------------------------------------------------
                                                                       As at
                                                                  31.03.2002
                                       Rupees         Rupees          Rupees
--------------------------------------------------------------------------------
1. Cash on hand                                       64,176          81,180

2. Cheques on hand                                         -          41,974

3. Bank balances :

   With Scheduled Banks :

   (i) In current accounts          5,423,713                     10,485,421

   (ii) In deposit account        102,067,363                    105,118,165
                                  -----------                  -------------
                                                 107,491,076     115,603,586

   With others:

   Wells Fargo, Arizona, U.S.A.
   (Formerly Norwest Bank)
   In current account                 486,420                        502,725
   (maximum amount outstanding
    at any time during the year
    Rs.143,938,775/-, previous year
    Rs.111,911,997/-)

   Citibank, New York, U.S.A
   In current account                  85,669                        195,006
   (maximum amount outstanding
    at any time during the
    year Rs.195,006/-, previous
    year Rs.1,653,989,409/-)

   Citibank, Jersey
   In deposit account             531,171,882                  1,084,535,199
   (maximum amount outstanding
    at any time during the
    year Rs.1087,090,456/-,
    previous year
    Rs.2,153,010,000/-)           531,743,971                  1,085,232,930
                                -------------                  -------------
                       TOTAL      639,299,223                  1,200,959,671
                                =============                  =============

                            REDIFF.COM INDIA LIMITED

        Schedules forming part of the balance sheet as at March 31, 2003

SCHEDULE 8: LOANS AND ADVANCES
(Unsecured, considered good )
--------------------------------------------------------------------------------
                                                                       As at
                                                                  31.03.2002
                                                      Rupees          Rupees
--------------------------------------------------------------------------------
1. Due from subsidiary companies                  16,289,176      12,064,086

2. Advances recoverable in cash
   or in kind or for value to be
   received

   -  Interest accrued on fixed deposits             721,970       3,370,161
   -  Capital advances                                     -       2,464,903
   -  Deposits for premises                       37,916,700      59,021,693
   -  Deferred costs                               2,987,649               -
   -  Others                                      36,266,449      29,997,714

3. Tax deducted at source and Advance tax         16,143,154      13,400,425
                                                ------------   -------------
                                     TOTAL       110,325,098     120,318,982
                                                ============   =============

Note:

1. Due from subsidiary companies comprise of the following :

   (a) Rs.Nil (Previous year Rs.136,969/-) due from Rediff Holding Inc.

   (b) Rs.15,985,603 (Previous year Rs. 11,668,221/-) due from India Abroad Publications Inc.

   (c) Rs.303,573/-(Previous year Rs. 258,896/-) due from Value Communications Corporation,

REDIFF.COM INDIA LIMITED

Schedules forming part of the balance sheet as at March 31, 2003

SCHEDULE 9: CURRENT LIABILITIES
--------------------------------------------------------------------------------
                                                                       As at
                                                                  31.03.2002
                                                      Rupees          Rupees
--------------------------------------------------------------------------------
Sundry Creditors

   -  Other than small scale industrial
      undertakings.                              131,461,331     274,024,314

Income received in advance                        11,548,402       6,714,127

Due to subsidiary companies                       23,278,894       5,448,158
                                               -------------   -------------
                                     TOTAL       166,288,627     286,186,599
                                               =============   =============

SCHEDULE 10: PROVISIONS
--------------------------------------------------------------------------------
                                                                       As at
                                                                  31.03.2002
                                                      Rupees          Rupees
--------------------------------------------------------------------------------
For employee benefits                              7,783,237       7,054,138

For taxation                                       1,762,565       1,696,805
                                               -------------   -------------
TOTAL                                              9,545,802       8,750,943
                                               =============   =============

SCHEDULE 11: MISCELLANEOUS EXPENDITURE
             (to the extent not written
              off or adjusted)
--------------------------------------------------------------------------------
                                                                       As at
                                                                  31.03.2002
                                                      Rupees          Rupees
--------------------------------------------------------------------------------
Web site development costs                            45,953       2,035,417

Non-compete consideration, content,
domain names, etc.                                         -       1,959,667

Accounting software                                3,054,137               -
                                               -------------   -------------
                                     TOTAL         3,100,090       3,995,084
                                               =============   =============

                            REDIFF.COM INDIA LIMITED

      Schedules forming part of profit and loss account for the year ended
                                 March 31, 2003

SCHEDULE 12: OPERATING REVENUE
--------------------------------------------------------------------------------
                                                               Previous year
                                                      Rupees          Rupees
--------------------------------------------------------------------------------
1. Online advertising

   - Advertising                   90,278,222                    157,485,826

   - Website Design                 6,065,000                     10,073,617
                                   ----------                  -------------
                                                  96,343,222     167,559,443

2. Fee based services

   - Subscription & SMS based
     services                      17,253,350                        515,176

   - E-Commerce services
     (see note 4)                  24,393,968                     15,584,572
                                   ----------                  -------------
                                                  41,647,318      16,099,748
                                                ------------   -------------
                          TOTAL                  137,990,540     183,659,191
                                                ============   =============

SCHEDULE 13: OTHER INCOME(NET)
--------------------------------------------------------------------------------
                                                               Previous year
                                                      Rupees          Rupees
--------------------------------------------------------------------------------
1. Interest on fixed deposits                     19,084,810      45,033,154
   with banks (Tax deducted at
   source Rs.1,097,271,
   Previous year Rs.1,982,908/-)

2. Foreign exchange (loss)/gain                 (19,695,444)      52,180,151

3. Excess provision for expenses
   of earlier year                                 1,028,678               -

4. Miscellaneous Income                              222,793         409,669
                                                ------------   -------------
                                     TOTAL           640,837      97,622,974
                                                ============   =============

                            REDIFF.COM INDIA LIMITED

         Schedules forming part of profit and loss account for the year ended March 31, 2003

SCHEDULE 14: PERSONNEL EXPENSES
--------------------------------------------------------------------------------
                                                               Previous year
                                                      Rupees          Rupees
--------------------------------------------------------------------------------
Salaries and allowances                           56,198,954      98,570,437

Retainers expenses                                 5,697,183       4,723,809

Contribution to provident and other funds          4,044,106       4,407,916

Provision for gratuity                               532,248         953,393

Staff welfare                                      2,835,868       2,325,483
                                                ------------   -------------
                                     TOTAL        69,308,359     110,981,038
                                                ============   =============


SCHEDULE 15: OPERATING AND OTHER EXPENSES
--------------------------------------------------------------------------------
                                                               Previous year
                                                      Rupees          Rupees
--------------------------------------------------------------------------------
Content Costs                                     19,900,637      31,481,915

Merchandizing - Direct Costs                      13,035,503       4,854,397

Subscription expenses                             12,115,902               -

Bandwidth Expenses                                27,976,886      64,001,326

Software & product development expenses           26,746,806      42,437,733

Advertising, business promotion
and market research                               37,598,427      24,531,323

Rent, Rates and Taxes                             13,338,611      14,330,237

Electricity                                        3,897,830       3,567,585

Insurance                                         19,067,052      19,216,459

Traveling & conveyance                            17,873,625      14,594,924

Telecommunication Charges                          6,303,467      10,148,263

Repairs and Maintenance - Leasehold premises       4,207,380       3,897,320

Repairs and Maintenance - Others                   5,774,537       5,452,179

                            REDIFF.COM INDIA LIMITED

               Schedules forming part of profit and loss account
                        for the year ended March 31, 2003

Legal & Professional Charges                      20,954,132      92,342,732

Printing & Stationary charges                      2,854,641       1,435,339

Office Maintainance                                1,574,906           2,390

Domain Registration charges                        1,864,750         181,368

Provision for doubtful debts                       7,075,462      18,350,000

Provision for investments in
subsidiary companies                             552,993,443               -

Trade investments written-off                              -     153,898,303

Amortization of non-compete consideration, etc     1,959,667       1,600,000

Amortization of web site development costs         1,989,464      17,115,371

Amortization of accounting software                  339,348               -

Bad debts written off                                      -         354,984

Loss on sale of fixed assets (net)                   385,451       2,020,552

Interest on overdrawn bank balances                  198,395         219,670

Interest - others                                  1,656,083         119,094

Bank commission                                    2,044,913       1,559,124

Miscellaneous Expenses                            12,041,938      10,433,616
                                                ------------   -------------
                                     TOTAL       815,769,256     538,146,204
                                                ============   =============

                            REDIFF.COM INDIA LIMITED

SCHEDULE 16: ACCOUNTING POLICIES AND NOTES TO BALANCE SHEET AND PROFIT AND LOSS ACCOUNT

A.   ACCOUNTING POLICIES

     1.   Basis of preparation of financial statements

               The  accompanying  financial  statements have been prepared under
          the  historical   cost   convention  in  accordance   with  accounting
          principles generally accepted in India ("Indian GAAP") and the provisions of the Companies Act, 1956.

     2.   Use of estimates

               The preparation of financial statements in conformity with generally accepted accounting principles requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities on the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     3.   Revenue recognition

          Revenues comprise of revenues from online advertising and fee based services. Online advertising includes advertisement and sponsorships and designing and managing customers' websites. Fee based services include e-commerce, subscription services and wireless short messaging services. E-commerce revenues primarily comprise of commission earned on sale of items to customers who shop online while subscription services comprise of subscriptions received for using e-mail, matchmaker and other subscriber services. Wireless short messaging services include revenues derived from mobile operators based on value added text messages received and sent by mobile subscribers over their mobile phones.

          Online advertising
          (Previously included in "Media services")

          Advertisement and sponsorship income is derived from customers who advertise on the Company's website or to whom direct links from the Company's website to their own websites are provided, and, income earned from designing and managing customers' websites.

          Revenue from advertisement and sponsorships is recognized ratably over the contractual period of the advertisement, commencing when the advertisement is placed on the website. Revenues are also derived from sponsor buttons placed in specific areas of the Company's website, which generally provide users with direct links to sponsor websites. These revenues are recognized ratably over the period in which the advertisement is displayed, provided that no significant Company obligations remain and collection of the resulting receivable is probable. Company obligations may include guarantees of a minimum number of impressions, or times, that an advertisement appears in pages viewed by users of the Company's portal. To the extent that minimum

                            REDIFF.COM INDIA LIMITED

SCHEDULE 16: ACCOUNTING POLICIES AND NOTES TO BALANCE SHEET AND PROFIT AND LOSS ACCOUNT

          guaranteed impressions are not met, the Company defers recognition of the corresponding revenues until the guaranteed impression levels are achieved.

               The Company also earns revenues on sponsorship contracts for fees relating to the design, coordination, and integration of the customers' content, which is recognized ratably over the term of the contract.

               Website development services principally comprise services relating to the designing of graphics, layout, artwork and content of the client's website. Revenue from such services on large contracts that take relatively longer periods of time to complete are recognized upon completion of milestones specified in the contract. At each such milestone, the services are either billed or billable, and as they relate to completed work, are earned. Revenue from such services on contracts that take relatively shorter periods of time are recognized on completion of the entire contract. During fiscal 2002 and 2003, such short-term contracts constituted substantially all of these services.

          Fee  based  services
          (Previously included in "Media services" and "Merchandizing services")

               E-commerce revenue primarily consists of commission from the sale of books, music, apparel, confectionery, gifts and other items to retail customers who shop at the Company's online store.

               The Company operates under a "marketplace" business model for its e-commerce activities. Under this model, customers directly place orders with vendors through the Company's website. When an order is placed, the Company informs the vendor through an intranet and also confirms whether payment has already been collected by the Company through credit card/ debit card or checks, or whether the payment is to be made by the customer on C.O.D basis. The vendor then dispatches the products to the customers. The vendor sends a monthly summary of the transactions executed during the month for which the Company has collected payments on its behalf. The Company makes payment to the vendor after deduction of its share of margin and costs. The Company recognizes as revenues the commission earned on these transactions. Accordingly, the presentation of the consolidated statement of operations reflects the cost of goods and cost of revenues separately.

               Revenues from E-commerce services also include fees charged to vendors for creating, designing and hosting the vendors' product information on the Company's website. Such fees are amortized over the hosting contract period.

               Subscription service revenues primarily include income from various paid email service products that cater to a cross section of the Company's registered user base. The revenue for subscription based service products is recognized ratably over the period of subscription. Corresponding costs in the form of gifts, courier charges and cost of free SMS for promotion of certain subscription based service products are amortized over the period of the subscription.

                            REDIFF.COM INDIA LIMITED

SCHEDULE 16: ACCOUNTING POLICIES AND NOTES TO BALANCE SHEET AND PROFIT AND LOSS ACCOUNT

               Subscription revenues are also derived from providing value added short messaging services such as e-mail and other related products to mobile phone users. The Company contracts with third party mobile operators for sharing revenues from these services. SMS based revenues are recognized when the service is performed.

     4.   Fixed assets and depreciation

               Fixed assets are stated at historical cost. The Company depreciates fixed assets using the straight-line method, over the estimated useful lives of assets. The estimated useful lives of assets are as follows:

               Furniture and fixtures..................10 years
               Computer equipment...................3 to5 years
               Office equipment........................10 years
               Vehicles.................................8 years
               Leasehold improvements...................6 years

               Individual assets costing less than Rs.5,000/- are depreciated in full in the year of acquisition.

     5.   Deferred revenue expenditure

               Purchased intangibles such as domain names, content and non-compete fees disclosed under Miscellaneous Expenditure are deferred and amortized over their estimated useful lives of three years.

               Costs incurred in the operations stage that provides additional functions or features to the Company's website are deferred and amortized over their estimated useful life of two years. Maintenance expenses or costs that do not result in new features or functions are expensed as product development costs, when incurred.

               Expenses incurred in connection with the Company's implementation of a new accounting software is deferred and amortized over its estimated economic useful life of five years.

     6.   Investments

               Investments classified as long-term investments are stated at cost. Provision is made to recognize a decline, other than temporary, in the value of such investments.

               Cost of trade investments representing equity shares comprises of purchase cost and duties related to the purchase. Cost of investments in wholly owned subsidiaries comprise of purchase cost as increased by legal fees, due diligence fees and other direct expenses connected with such acquisition. Additional consideration for the acquisition of equity

                            REDIFF.COM INDIA LIMITED

SCHEDULE 16: ACCOUNTING POLICIES AND NOTES TO BALANCE SHEET AND PROFIT AND LOSS ACCOUNT

          shares payable in subsequent years on the resolution of certain contingencies is debited to the cost of the investments in the year in which the contingent payments crystallize.

     7.   Employee retirement benefits

          Gratuity

               The Company provides for gratuity, an unfunded defined benefit retirement plan covering all its employees, based on third-party actuarial valuations. This plan provides for a lump-sum payment to be made to vested employees at retirement or termination of employment in an amount equivalent to 15 days salary, payable for each completed year of service. These gratuity benefits vest upon an employee's completion of five years of service. The gratuity valuation is made at each year-end and the incremental liability over the previous year is provided for in the accounts.

          Provident Fund

               Employees and the Company each contribute at the rate of 12% of salaries to a provident fund maintained by the Government of India for the benefit of employees. The provident fund is a defined contribution plan. Accordingly, the Company expenses such contributions to operations as incurred.

          Leave Encashment

               Provision for leave encashment is computed on the basis of last drawn salary for the unavailed leave balance to the credit of the employees at the year end and is charged to the Profit and Loss Account.

     8. Foreign currency transactions

               Transactions in foreign currency are recorded at the original rates of exchange in force at the time transactions are effected.

               Exchange differences arising on repayment of liabilities incurred for the purpose of acquiring fixed assets are adjusted in the carrying amount of the respective fixed asset.

               The carrying amount of fixed assets is also adjusted at the end of each financial year for any change in the liability arising out of expressing the related outstanding foreign currency liabilities at the closing rates of exchange prevailing at the date of the Balance Sheet or at the rates specified in the related forward contract.

               Monetary items (other than those related to acquisition of fixed assets) denominated in a foreign currency are restated using the exchange rates prevailing at the date of Balance Sheet or rates specified in the related forward contract. Gains / losses arising on restatement and on settlement of such items are recognized in the Profit and Loss Account.

                            REDIFF.COM INDIA LIMITED

SCHEDULE 16: ACCOUNTING POLICIES AND NOTES TO BALANCE SHEET AND PROFIT AND LOSS ACCOUNT

               Non-monetary items such as investments denominated in a foreign currency are reported using the exchange rate at the date of the transaction.

               In respect of transactions covered by forward exchange contracts, the difference between the contract rate and the spot rate on the date of transaction is charged to the profit and loss account over the period of the contract.

     9.   Stock based compensation

               The compensation cost of stock options and awards granted to officers, employees and retainers in full time service of the Company is measured by the difference between the estimated fair value of the Company's shares on the date of grant or award and the exercise price to be paid by the option holders. The compensation cost of stock options and awards granted to associates of the Company is measured using the Black-Scholes model.

               The compensation expense is amortized uniformly over the vesting period of the options .

     10.  Earnings per share

               The Company reports basic and diluted earnings per share in accordance with Accounting Standard 20 on Earnings Per Share. Basic earnings per share is computed by dividing the net loss for the year by the weighted average number of Equity shares outstanding during the year. Diluted earnings per share is computed by dividing the net loss for the year by the weighted average number of Equity shares outstanding during the year as adjusted for the effects of all dilutive potential equity shares, except where the results are anti-dilutive.

     11.  Income taxes

               Income tax es are accounted for in accordance with Accounting Standard - 22, Accounting for Taxes on Income. Income taxes comprise both current and deferred tax.

               Current tax is measured at the amount expected to be paid to / recovered from the revenue authorities, using applicable tax rates and laws.

               The tax effect of the timing differences that result between taxable income and accounting income and are capable of reversal in one or more subsequent periods are recorded as a deferred tax asset or deferred tax liability. Deferred tax assets and liabilities are recognized for future tax consequences attributable to timing dif ferences. They are measured using the substantively enacted tax rates and tax regulations. The carrying amount of deferred tax assets at each balance sheet date is reduced to the extent that it is no longer reasonably certain that sufficient future taxable income will be available against which the deferred tax asset can be realized.

                            REDIFF.COM INDIA LIMITED

SCHEDULE 16: ACCOUNTING POLICIES AND NOTES TO BALANCE SHEET AND PROFIT AND LOSS ACCOUNT

     12.  Leases

          Operating Lease rentals are expensed with reference to lease terms and conditions.

     13.  Securities / Share issue expenses

               Securities / Share issue expenses are written off to Securities / Share premium account.

     14.  Contingent Liabilities

               These are disclosed by way of notes on the balance sheet. Provision is made in the accounts in respect of those liabilities, which are likely to materialize after the year-end, till the finalization of accounts and having a material effect on the position stated in the balance sheet.

                            REDIFF.COM INDIA LIMITED

SCHEDULE 16: ACCOUNTING POLICIES AND NOTES TO BALANCE SHEET AND PROFIT AND LOSS ACCOUNT

B.   NOTES TO BALANCE SHEET AND PROFIT AND LOSS ACCOUNT

     1.   Organization and Business

               Rediff.com India Limited ("the Company") was incorporated in India on January 9, 1996, under the Indian Companies Act, 1956. It was converted to a public limited Company on May 29, 1998. On June 14, 2000, the Company listed its ADSs on NASDAQ through an initial public offering. On June 24, 2002, the Company's ADSs ceased to be listed on the NASDAQ National market and were listed instead on the NASDAQ Small Cap market.

               In February 2001, the Company established Rediff Holdings, Inc ("RHI"), a Delaware Corporation, as a wholly owned subsidiary to act as a holding company for some of its investments in the United States of America. On February 27, 2001, RHI acquired thinkindia.com Inc ("thinkindia") which provides the Company with technology, marketing and content support in the United States. In March 2001, the Company acquired Value Communications Corporation ("Valucom"), an Illinois Corporation that provides internet-based marketing of prepaid long distance service in the United States.

               On April 27, 2001, RHI acquired India Abroad Publications, Inc ("India Abroad"), an offline and online news company.

               The Company is one of the leading Internet destinations, or portals, focusing on India and the global Indian community. Its websites consists of interest specific channels relevant to Indian interests such as cricket, astrology, matchmaker and movies, content on various matters like news and finance, search facilities, a range of community features such as e-mail, chat, messenger, e-commerce, broadband wireless content and wireless short messaging services to cellular phone subscribers in India.

                                                                    Previous
                                                                        year
                                                          Rs.           (Rs.)
                                                ------------   -------------

     2.   Estimated  amount of  contracts
          remaining  to be  executed on
          capital account and not provided
          for                                      1,640,090       4,196,463

     3.   Investments write-off and provisioning:

               During the year ended March 31, 2002, the Company wrote-off the carrying value of its trade investments in certain Internet companies, viz. Apnaloan.com India Pvt Ltd, Traveljini.com Limited & Bill Junction Payments Ltd as a result of permanent impairment in the value of these investments amounting to Rs. 153,898,303.

                            REDIFF.COM INDIA LIMITED

SCHEDULE 16: ACCOUNTING POLICIES AND NOTES TO BALANCE SHEET AND PROFIT AND LOSS ACCOUNT

               During the year ended March 31, 2003, the Company has made impairment provisions to recognize the other-than-temporary decline in the value of its investments in its subsidiary companies, viz. Rediff Holdings Inc (USA) and Value Communications Corporation (USA).

     4.   The  Company   recognizes  as  revenues  the  net  margins  earned  on
          e-commerce   transactions.   Hence  requirements  as  to  quantitative
          information are not applicable.

     5.   Earnings in foreign exchange :

                                                                    Previous
                                                         Rs.       year (Rs.)
                                                ------------   -------------

          (i)  E-Commerce Services
               (Net)                               5,744,396       4,970,081

          (ii) Media services                      3,023,002      61,059,670

          (iii) Interest received on deposits
                with banks.                       10,087,237      34,299,196
                                                ------------   -------------
                                                  18,854,635     103,328,947
                                                ============   =============

     6.   Expenditure  in  foreign   currency  (on  accrual  basis)   (including
          expenditure capitalized /deferred) on account of:

                                                                    Previous
                                                         Rs.       year (Rs.)
                                                ------------   -------------

          (i)  Professional charges                4,528,057      43,895,378

          (ii) Other matters                      13,444,636      87,496,620
                                                ------------   -------------
                                                  17,972,693     131,391,998
                                                ============   =============

     7.   Payment to auditors:
          (excluding service tax)

                                                               Previous year
                                                         Rs.            (Rs.)
                                                ------------   -------------

          (i)  Statutory audit fees                  300,000         300,000

          (ii) As adviser, or in any other
               capacity in respect of:

               (a)  Tax audit fees                   100,000         100,000

               (b)  In any  other  manner          2,325,000       2,790,000
                    (US GAAP  audit,
                     quarterly  reviews,
                     certification work, etc.)
                                                ------------   -------------
                                                   2,425,000       2,890,000
                                                ------------   -------------

               (iii) As expenses                      12,695          24,934
                                                ------------   -------------
                                                   2,737,695       3,214,934
                                                ------------   -------------

                            REDIFF.COM INDIA LIMITED

SCHEDULE 16: ACCOUNTING POLICIES AND NOTES TO BALANCE SHEET AND PROFIT AND LOSS ACCOUNT

     8.   Stock Option Plans

               On February 22, 1999, the Company approved the Employee Stock Option Plan 1999 ("1999 ESOP") and the Associate Stock Option Plan 1999 ("1999 ASOP") (collectively "Option Plans") which cover present and future employees, retainers in full time service of the Company and certain associates of the Company. The 1999 ESOP and 1999 ASOP have similar terms. Under the terms of the 1999 ES OP, a committee of the board may award stock options to eligible employees in the form of warrants. Such options vest at the rate of 25% on each successive anniversary of the grant date, until fully vested. Under the terms of the 1999 ASOP, a committee of the board may award stock options to eligible associates in the form of warrants. Such warrants vest at the rates set forth in each warrant.

               Each allotted warrant carries with it the right to purchase a specified number of the Company's equity shares at the Exercise Price during the exercise period, which expires five years from the date of grant.

               The Exercise Price is determined by the awarding committee, and is intended to be at least the fair value of the company's equity shares on the date of the grant.

               Under the Option Plans, the Company has reserved 280,000 equity shares for the 1999 ESOP and 198,000 equity shares for the 1999 ASOP respectively. The Option Plans also permit the board of directors to reserve additional warrants under either plan to be issued to eligible parties on such terms and conditions as may then be decided by the board at its absolute discretion.

               The Company has computed compensation cost for options granted to
          associates  during  the  year  using  the   Black-Scholes   model  and
          accordingly recognized a cost of Rs.19,000.

               Activity in the warrants available to be granted under the 1999 ESOP is as follows:

                                             Shares available to be granted
                                            as options Years ended March 31,
                                            --------------------------------
Employee Stock Option Plan 1999:                        2003            2002
                                            ----------------   -------------

Shares available to be granted,
 beginning of year...................                  5,350          10,900

Equity shares allocated for grant
 under the plan......................                      -               -

Options granted......................                      -         (19,000)

Forfeited............................                 12,900          13,450
                                             ---------------   -------------
Shares available to be granted,
 end of year.........................                 18,250           5,350
                                             ---------------   -------------

               Activity in the warrants of the 1999 ESOP for the years ended March 31, 2002 and 2001 is as follows:

                            REDIFF.COM INDIA LIMITED

SCHEDULE 16: ACCOUNTING POLICIES AND NOTES TO BALANCE SHEET AND PROFIT AND LOSS ACCOUNT

                                     Year Ended March 31,   Year Ended March 31,
                                             2003                  2002
                                     --------------------   --------------------
                                     Shares     Weighted    Shares      Weighted
                                     arising     Average    arising      Average
                                     out of     Exercise    out of      Exercise
                                     options       price    options        price
                                     --------   ---------   --------    --------

Outstanding at the beginning
 of the year......................... 274,650    Rs. 318     269,100     Rs. 336
Granted..............................       -          -      19,000     Rs. 108

Forfeited ........................... (12,900)   Rs. 524     (13,450)    Rs. 371
                                     --------   ---------   --------    --------
Outstanding at the end of the year... 261,750    Rs. 308     274,650     Rs. 318
                                     --------   ---------   --------    --------

          Activity in the warrants available to be granted under the 1999 ASOP is as follows:

                                              Shares available to be granted
                                                       Years ended March 31,
                                             -------------------------------
Associate Stock Option Plan 1999:                       2003            2002
                                             ---------------   -------------

Shares available to be granted,
 beginning of year...................                137,650         132,900

Equity shares allocated for
 grant under the plan................                      -               -

Options granted......................                (28,000)         (1,000)

Forfeited............................                      -           5,750
                                             ---------------   -------------
Shares available to be granted,
 end of year.........................                109,650         137,650
                                             ---------------   -------------

          Activity in the warrants of the 1999 ASOP for the years ended March 31, 2003 and 2002 is as follows:


                                     Year Ended March 31,   Year Ended March 31,
                                             2003                  2002
                                     --------------------   --------------------
                                     Shares     Weighted    Shares      Weighted
                                     arising     Average    arising      Average
                                     out of     Exercise    out of      Exercise
                                     options       price    options        price
                                     --------   ---------   --------    --------


Outstanding at the beginning
 of the year.........................  60,350     Rs. 601     65,100     Rs. 568

Granted..............................  28,000     Rs. 109      1,000     Rs. 108

Forfeited............................       -           -     (5,750)    Rs. 133
                                     --------   ---------   --------    --------
Outstanding at the end of the year ..  88,350     Rs. 446     60,350     Rs. 601
                                     --------   ---------   --------    --------

     2000 and 2002 Stock Option Plans

          In February 2000 and January 2002, the Company's board of directors approved the 2000 Stock Option Plan ("2000 plan") and 2002 Stock Option Plan ("2002 Plan") respectively, which provide for the grant of incentive stock options and non-statutory stock options to the Company's employees. All options under these plans are exercisable for the ADSs of the Company. Necessary approvals from the regulators in India have been obtained and the company expects to make appropriate filings with the SEC prior to the first vesting date. Unless terminated sooner, these plans will terminate automatically in February 2010 and January 2012 respectively. A total of 80,000 and 280,000 of the Company's equity shares are currently reserved for issuance pursuant to 2000 and 2002 plan, respectively.

                            REDIFF.COM INDIA LIMITED

SCHEDULE 16: ACCOUNTING POLICIES AND NOTES TO BALANCE SHEET AND PROFIT AND LOSS ACCOUNT

          There have been no grants made under the 2000 plan. Activity in the warrants available to be granted under the 2002 plans is as follows:

                                               Shares available to be granted as
                                               options Years ended March 31,
                                               ---------------------------------
ADR linked Employee Stock Option Plan 2002:                2002            2003
                                               ----------------   --------------
Shares available to be granted,
 beginning of year ..........................             --             280,000

Equity shares allocated for grant
 under the plan .............................        280,000                  --

Options granted..............................             --           (220,500)

Shares available to be granted, end of year..        280,000              59,500
                                               ----------------   --------------

          Activity in the warrants of the 2002 plan for the years ended March 31, 2003.

                                                   Year ended March 31, 2003
                                             -----------------------------------
                                             Shares arising    Weighted Average
                                             out of options    exercise price
                                             ---------------   -----------------

Outstanding at the beginning of the year.....             --                  --

Granted......................................        220,500             Rs. 109

Forfeited....................................             --                  --
                                             ---------------   -----------------
Outstanding at the end of the year ..........        220,500             Rs. 109

     9.   Balance of unutilized monies raised by issue of ADSs

               The Company has maintained the balance of unutilized monies raised by issue of ADSs aggregating to Rs.453,028,162 at March 31, 2003 in the following manner:

          a) In foreign currency deposit and current accounts with various banks outside India amounting to Rs.374,078,162, and

          b)   In  Rupee  denominated   deposit  and  current  accounts  with  a
               scheduled bank in India amounting to Rs. 78,950,000.

     10.  Operating leases

               The Company leases office space and residential apartments for employees under various oper ating leases. Operating lease expense that has been included in the determination of the net loss are as follows:

                                                               Previous year
                                                         Rs.             Rs.
                                                ------------   -------------
Office Premises                                    7,542,434       6,930,820

                            REDIFF.COM INDIA LIMITED

SCHEDULE 16: ACCOUNTING POLICIES AND NOTES TO BALANCE SHEET AND PROFIT AND LOSS ACCOUNT

Residential flats for accommodation
 of employees                                      5,848,334       7,199,729

Telecom Leased lines                              27,272,067      40,265,062

               These lease agreements are executed for a period ranging between 3 - 60 months with a renewable clause and also provide for termination at will by either party by giving a prior notice period between 1 - 3 months except in the case of agreement for office premises which can be terminated only by the Company.

               The  minimum  annual  rental  commitments  under   non-cancelable
          operating leases that have initial or remaining terms in excess of one year are as follows:

       Years ended March 31,                    Amount in Rs.

       2004.....................................   64,68,933
       2005 and thereafter .....................           -
                                                ------------
          Total payments........................   64,68,933
                                                ============

     11.  Deferred tax

          The tax effects of significant temporary differences that resulted in deferred tax liabilities and assets at March 31, 2003 are as follows:

                                                Amount in Rs.
                                                ------------
       Deferred tax liabilities

       Depreciation and Amortization              (7,821,566)

       Amortization of website development
       and other costs                               (16,468)

       Total deferred tax liabilities             (7,838,034)

       Deferred tax assets (Recognized
       to the extent of the deferred tax
       liabilities and which qualifies for
       offsetting)                                 7,838,034
                                                ------------
       Net Deferred Tax liability                          -
                                                ------------

                            REDIFF.COM INDIA LIMITED

SCHEDULE 16: ACCOUNTING POLICIES AND NOTES TO BALANCE SHEET AND PROFIT AND LOSS ACCOUNT

     The items that could have resulted in deferred tax assets mainly include the net operating loss and unabsorbed depreciation carry-forwards , retirement benefits and provisions for bad and doubtful debts. Such deferred tax assets have not been recognized since there is no certainty that sufficient future taxable income will be available against which such deferred tax assets can be realized.

     The Company's net operating loss carry forwards aggregating approximately Rs.881 million will expire between April 1, 2004 and March 31, 2011.

     12.  Earnings per Share (EPS)

                                                               Previous Year
                                                         Rs.            (Rs.)
                                                ------------   -------------

     A.   Net loss attributable to
          Equity Shareholders                   (825,890,442)   (449,565,639)

     B.   Weighted average number of
          equity shares outstanding during
          the year                                12,795,200      12,795,200

     C.   Effects of Dilutive Potential
          Equity Share equivalents
          (Stock options)                             29,145          61,114

     D.   Weighted  average  number of
          equity shares and potential
          equity share equivalents outstanding    12,824,345      12,856,314

     E.   Nominal value of Equity Shares (Rs.)          5.00            5.00
          Basic and Diluted Earnings Per Share (A/B)  (64.55)         (35.14)

          Note: In calculating the earnings per share, the effect of dilution is ignored since results are anti-dilutive.

     13.  Litigation

          a) On April 16, 2001, the Company, four of its officers and directors, and a group of investment banks that acted as underwriters in the Company's June 2000 initial public offering, or IPO, and listing of ADSs were named as defendants in Khanna v. Rediff.com India Ltd. et al., or Khanna action, a class action lawsuit filed in the United States District Court for the Southern District of New York. Plaintiffs allege that the Company's registration statement filed with the U.S. Securities and Exchange Commission, or SEC, contained misleading statements and omissions in violation of the U.S. Securities Act of 1933, as amended, or the Securities Act, the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, and Rule 10b-5 of the Exchange Act. The plaintiff class in this lawsuit has been defined as all persons who purchased ADSs from the time of the IPO through April 14, 2001 and seeks unspecified damages. Subsequent to the filing of the Khanna action, several other

                            REDIFF.COM INDIA LIMITED

SCHEDULE 16: ACCOUNTING POLICIES AND NOTES TO BALANCE SHEET AND PROFIT AND LOSS ACCOUNT

               actions have been filed against the Company and the other defendants propounding substantially the same allegations.

                    On  May  11,   2001,   the  Company   received   from  their
               underwriters in their IPO a demand for indemnification of the underwriters' legal fees and liabilities. The Company's board of directors resolved to indemnify its officers and directors named as defendants against their legal fees and liabilities, to the extent permitted under Indian law. At the time of the IPO, the Company purchased Directors & Officers liability insurance, or D&O Policy, providing coverage against federal securities law claims. The D&O Policy includes coverage cost of defending the class action law suits, indemnification liabilities to its officers and directors, and indemnification liabilities to its underwriters. The coverage of the D&O Policy is denominated in Indian Rupees, but the policy proceeds are payable in United States dollars. The face amount of the D&O Policy is approximately Rs. 894,150,000. The proceeds of the D&O Policy available to satisfy any judgment against the Company, or any judgment against persons whom the Company is obligated to indemnify, will be reduced by the amount of the legal fees and associated expenses in the defense of the Company, the individual defendants and the underwriters which are paid from the D&O Policy. The coverage of the D&O Policy for the payment of legal fees, cost of defense and judgment, if any, is subject to a retention of approximately Rs.11,244,000 which must be satisfied by the Company before the D&O Policy proceeds would be available to the Company. The D&O Policy contains various exclusions which, if met, may result in the denial of insurance coverage. The Company has been advised by the insurance carriers who wrote the D&O Policy that they are not currently aware of any facts or circumstances that would cause any of the exclusions to apply, but that the carriers have reserved their rights to claim that the exclusions do apply if any such facts or circumstances come to their attention.

                    On  June  5,  2001,  twenty-four  companies,  including  the
               Company, who had issued securities to the public in their initial public offerings, together with the investment banks who acted as underwriters in these initial public offerings, were named as defendants in Shives et al. v. Bank of America Securities, LLC et al., or Shives action, a class action lawsuit filed in the United States District Court for the Southern District of New York. Also named as defendants in this lawsuit were four of the Company's officers and directors. Plaintiffs in this lawsuit allege that the underwriter defendants combined and conspired to inflate the underwriting compensation they received in connection with the initial public offerings of the defendant companies, to manipulate and inflate the prices paid by plaintiffs for securities issued in the initial public offerings and to restrain and suppress competitive pricing for underwriting compensation. Plaintiffs allege claims pursuant to the U.S. Sherman Antitrust Act, 1890, as amended, the U.S. Clayton Antitrust Act, 1914, as amended, and the Securities Act against the underwriter defendants. The Plaintiffs further allege that the defendants, including the Company and certain of its officers and directors, made material misstatements and omissions in violation of the Securities Act and Exchange Act by concealing or failing to disclose the compensation earned by the underwriters in the initial public offerings.

                            REDIFF.COM INDIA LIMITED

SCHEDULE 16: ACCOUNTING POLICIES AND NOTES TO BALANCE SHEET AND PROFIT AND LOSS ACCOUNT

                    The  Company  believes  that the  allegations  in the Khanna action and its related cases, and in the Shives action are without merit and intends to defend the law suits vigorously. The Company is not able at this point to predict the course or the outcome of the litigation. In the event the class action law suits result in substantial judgments against the Company and the Company's Directors and Officers Liability insurance coverage proves inadequate, the said judgments could have a severe material effect on the Company's financial position and its results of operations.

          b) Indian Music Industry (IMI) an association claiming to represent 50 Indian companies, which purportedly own copyrights to sound recordings, filed a complaint with the Mumbai Police department in February, 2000 alleging that the company was aiding and abetting violations of the Indian Copyrights Act of 1957 as amended, because the company, through its website, provided links to websites containing downloadable music files copyrighted by IMI members. In July 2001, the Mumbai Metropolitan Magistrate issued bailable warrants concerning the complaint against three of the Company's directors. The warrants as against two of the Company's directors were promptly cancelled and the warrant against one director was stayed. The Directors have presently been exempted from personal appearance. The Directors are filing an application for discharge of the complaint before the Magistrate. The Company will defend against the allegation vigorously and believes that the complaint is without merit and that it will not have a material adverse effect on the business of the Company.

     14.  Other contingencies

               In connection with the Company's acquisition of India Abroad in April 2001, the Company has been advised by a hold-out shareholder that he believes his shares in India Abroad are worth approximately US$1.2 million. The Company disputes this assertion and has offered the claimant approximately US$50,000 for his shares. The Company does not know if this offer will be acceptable to the shareholder or if the shareholder will file a legal action against the Company if the matter is not resolved.

               In connection with the Company's ac quisition of ValuCom, on March 23, 2001, the Company received notice of potential claim by certain employees and selling shareholders of ValuCom claiming that the Company has failed to implement a stock option conversion plan allegedly required by the acquisition documents. ValuCom has cashed out the stock options subsequent to March 31, 2002 and has obtained release letters. The Company is not aware of any legal proceedings having been instituted against the Company by the complainants.

               The Company is also subject to other legal proceedings and claims, which have arisen in the ordinary course of its business. Those actions, when ultimately concluded and determined, will not, in the opinion of management, have a material effect on the results of operations or the financial position of the Company.

                            REDIFF.COM INDIA LIMITED

SCHEDULE 16: ACCOUNTING POLICIES AND NOTES TO BALANCE SHEET AND PROFIT AND LOSS ACCOUNT

     15.  Balance Sheet Abstract and Company's General Business Profile

          (I)  Registration Details

       Registration No.         96077        State Code      11
                            ---------                    ------
       Balance Sheet Date  31/03/2003
       (dd/mm/yy)

          (II) Capital raised during the year (Amount in Rs. Thousands)

       Public Issue                          Rights Issue
       ------------                          ---------------
       Nil                                   Nil

       Bonus Issue                           Private Placement
       -----------                           ------------------
       Nil                                   Nil

          (III)Position of Mobilisation and Deployment of Funds
               (Amount in Rs. Thousands)

       Total Liabilities                     Total Assets
       -----------------                     ---------------
       3,649,964                             3,649,964

       Sources of Funds

       Paid - up Capital                     Reserves & Surplus
       -----------------                     ------------------
       63,976                                3,408,079

       Secured Loans                         Unsecured Loans
       -------------                         ----------------
       Nil                                   2,052

       Application of Funds

       Net Fixed Assets                      Investments
       ----------------                      ---------------
       78,664                                849,550

       Net Current Assets                    Misc. Expenditure
       ------------------                    ------------------
       615,581                               3,100

       Accumulated Losses
       -------------------
       1,927,234

                            REDIFF.COM INDIA LIMITED

SCHEDULE 16: ACCOUNTING POLICIES AND NOTES TO BALANCE SHEET AND PROFIT AND LOSS ACCOUNT

          (IV) Performance of Company (Amount in Rs. Thousands) for the year ended March 31, 2003.

       Turnover                              Total Expenditure
       -----------                           ------------------
       137,991                               964,456

                Profit / Loss Before Tax             Profit / Loss After Tax
       ---------------------------------   ---------------------------------
       +     -  825,825                    +     -   825,890
            [X]                                 [X]

       (Please tick Appropriate
       box + for Profit - for Loss)

                Earning per Share                     Dividend @ %
       ---------------------------------   ---------------------------------
       Rs (64.55)                          Nil

          (V) Generic Names of Three Principal Products / Services of Company (as per monetary terms)

       Item Code No. ( ITC )         N/A
       Product Description           Online Advertising & Fee based services

     16. Figures of the previous year have been regrouped to conform with current year`s groupings, wherever necessary.

          For Deloitte Haskins & Sells            For and on behalf of the board
          Chartered Accountants

P.B. Pardiwalla       Ajit Balakrishnan                        Sejal Jaradi
Partner               Chairman & Managing Director  Director   Company Secretary

Mumbai, India         Mumbai, India

Dated:                Dated:

                                                            Rediff Holdings, Inc

BOARD OF DIRECTORS

Mr. Ajit Balakrishnan
Mr. Rick Filippelli

SECRETARY

Mr. Rick Filippelli

AUDITORS

Ernst & Young LLP
New York

Directors' Report

The Directors present their Annual Report and the audited financial statements of the year ended 31st March 2003.

PRINCIPAL ACTIVITIES

The Company is the holding Company of Rediff.com, Inc. and India Abroad Publications, Inc. and has undertaken business restructuring to reduce the cost and improve the market penetration.

The Company facilitates the Indian parent Company with technology, marketing support in the US. The Company controls the subsidiaries by holding 100% in its name.

REVIEW OF BUSINESS

The Company implemented the business restructuring to achieve cost competency and has been exploring all the possibilities to improve the performance of the Company by monitoring its investments in the subsidiaries and closely reviewing its business policies. For this purpose the Company has entrusted greater responsibilities and active participation on the able shoulders of Mr. Ajit Balakrishnan.

The Profit & Loss account is set out along with this report and shows that the Company earned gross revenue of US $ 6,090,782/- and the gross margin of US $ 1,609,164 /- after adjusting the cost of revenue of US $ 4,481,618/-. Gross Loss (before depreciation, amortisation, impairment write down and taxes) is US $ 2,502,381 /-. Post operating expenses, the loss stood at US $ 6,020,006/-. After giving effect to other adjustments, the net loss of US $ 6,323,820/- was carried to Balance Sheet.

During the year, Rediff.com India Limited, the holding Company, further invested US $ 5.5 m in the Company.

DIVIDENDS

In view of the losses incurred by the Company, your Directors do not recommend any dividend.

                                                            Rediff Holdings, Inc

DIRECTORS AND THEIR INTERESTS

The Directors during the year were as follows:

Mr. Ajit Balakrishnan
Mr. Rick Filippelli

STATEMENT OF DIRECTORS' RESPONSIBILITIES

The Companies Act, 1956 requires the Directors to prepare financial statements for each financial year, which give a true and fair view of the state of affairs of the Company as at the end of the financial year/period and of the profit or loss of the Company for that period.

In preparing those financial statements, the Directors are required to:

     - Select suitable accounting policies, from time to time, and then apply them consistently;
     -    Make judgments and estimates that are reasonable and prudent;
     -    State whether applicable accounting standards have been followed; and
     -    Prepare the financial statements on the going concern basis.

The Directors are responsible for keeping proper accounting records, which disclose the financial position of the Company, with reasonable accuracy at any time, and to enable them to ensure that the financial statements comply with the Companies Act, 1956. They are also responsible for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

ACKNOWLEDGEMENT

The Directors place on record their appreciation for their dedication with which the employees at all levels performed their duties and for close co-operation received from them during the year under report. The Directors also record their sincere appreciation of the continued support extended by Company's Bankers.

For and on behalf of the Board of Directors Secretary

Date: August 26, 2003

CONSOLIDATED FINANCIAL STATEMENTS

Rediff Holdings, Inc. and Subsidiaries

Years ended March 31, 2003 and 2002
with Report of Independent Auditors

                     Rediff Holdings, Inc. and Subsidiaries

                       Consolidated Financial Statements

                      Years ended March 31, 2003 and 2002

                                    Contents

Report of Independent Auditors ............................................... 1

Consolidated Balance Sheets .................................................. 2

Consolidated Statements of Operations......................................... 3

Consolidated Statements of Changes in Shareholders' Equity ................... 4

Consolidated Statements of Cash Flows ........................................ 5

Notes to Consolidated Financial Statements ................................... 6

                                     Ernst & Young LLP     Phone: (212) 773-3000
                                     5 Times Square
                                     New York, New York 10036-6530    www.ey.com


                         Report of Independent Auditors


The Board of Directors
Rediff Holdings, Inc.

We have audited the accompanying consolidated balance sheets of Rediff Holdings, Inc. and Subsidiaries (the "Company") as of March 31, 2003 and 2002, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Rediff Holdings, Inc. and Subsidiaries at March 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

April 21, 2003

                     Rediff Holdings, Inc. and Subsidiaries

                          Consolidated Balance Sheets

                                                         March 31
                                                ----------------------------
                                                    2003           2002
                                                ------------   -------------
Assets

Current assets:
   Cash and cash equivalents                       $ 779,155       $ 561,278

   Accounts receivable, net of allowance for
    doubtful accounts of $90,000 in 2003 and
    $40,000 in 2002                                  555,893         581,668

   Due from affiliate                              2,408,211          13,536

   Due from Parent                                   153,544               -

   Prepaid and refundable income taxes                     -         302,892

   Prepaid expenses and other current assets         101,651         122,138
                                                ------------   -------------
Total current assets                               3,998,454       1,581,512

Property and equipment, net                          395,959         619,647

Goodwill                                           7,314,468      10,515,168

Other assets                                         182,281         187,380
                                                ------------   -------------
Total assets                                    $ 11,891,162    $ 12,903,707
                                                ============   =============

Liabilities and shareholders' equity

Current liabilities:

   Accounts payable and accrued expenses           $ 826,407       $ 885,883

   Deferred advertising revenues                     221,600         214,343

   Due to Parent                                           -         130,187
                                                ------------   -------------
Total current liabilities                          1,048,007       1,230,413

Unexpired subscription revenues                      115,991         119,750

Shareholders' equity:

   Common stock, $.0001 par value; 11,333,000
   shares authorized; 10,666,667 shares issued
   and outstanding at March 31, 2003 and
   9,200,000 shares at March 31, 2002                  1,067             920

   Additional paid-in capital                     22,498,933      16,999,080

   Accumulated deficit                           (11,767,153)     (5,443,333)

   Accumulated other comprehensive loss               (5,683)         (3,123)
                                                ------------   -------------
Total shareholders' equity                        10,727,164      11,553,544
                                                ------------   -------------
Total liabilities and shareholders' equity      $ 11,891,162    $ 12,903,707
                                                ============   =============
See accompanying notes.

                     Rediff Holdings, Inc. and Subsidiaries

                     Consolidated Statements of Operations

                                                     Year ended March 31
                                                ----------------------------
                                                    2003           2002
                                                ------------   -------------
Revenues                                         $ 6,090,782     $ 6,690,590
Costs of revenues                                  4,481,618       3,760,841
                                                ------------   -------------
Gross margin                                       1,609,164       2,929,749

Operating expenses:

   Product development                               263,758         439,052
   Sales and marketing                             1,443,035       1,347,762
   General and administrative                      2,721,677       2,651,385
   Goodwill impairment                             3,200,700       3,316,508
   Restructuring                                           -         598,398
                                                ------------   -------------
Total operating expenses                           7,629,170       8,353,105
                                                ------------   -------------
Operating loss                                    (6,020,006)     (5,423,356)

Other income (expenses):
   Other income                                            -           9,000
   Interest income (expense), net                        118         (36,676)
                                                ------------   -------------
Loss before (provision) benefit for income taxes  (6,019,888)     (5,451,032)

(Provision) benefit for income taxes                (303,932)         86,918
                                                ------------   -------------
Net loss                                        $ (6,323,820)   $ (5,364,114)
                                                ============   =============

See accompanying notes.

                     Rediff Holdings, Inc. and Subsidiaries

           Consolidated Statements of Changes in Shareholders' Equity

                       Year ended March 31, 2003 and 2002


                                                                            Accumulated
                       Common Stock        Additional                       Other             Total
                  ----------------------   Paid-in          Accumulated     Comprehensive     Shareholders'
                  Shares       Amount      Capital          Deficit         Loss              Equity
                  ---------    ---------   -----------      -----------     -------------     --------------
Balance at
 March 31, 2001   4,000,000        $ 400   $ 3,999,600       $ (79,219)             $   -        $ 3,920,781

Comprehensive
 loss:

   Net loss               -            -             -       (5,364,114)                -         (5,364,114)

Translation
 adjustment               -            -             -                -            (3,123)            (3,123)

Total
 comprehensive
  loss                                                                                            (5,367,237)

Issuance of
 common stock     5,200,000          520    12,999,480                -                 -         13,000,000

Balance
 at March
   31, 2002       9,200,000          920    16,999,080       (5,443,333)           (3,123)        11,553,544

Comprehensive loss:

  Net loss                -            -             -       (6,323,820)                -         (6,323,820)

  Translation
   adjustment             -            -             -                -            (2,560)            (2,560)

Total comprehensive loss                                                                          (6,326,380)

Issuance of
 common stock     1,466,667          147     5,499,853                -                 -          5,500,000

Balance at
 March 31, 2003  10,666,667      $ 1,067  $ 22,498,933    $ (11,767,153)         $ (5,683)      $ 10,727,164


See accompanying notes.

                     Rediff Holdings, Inc. and Subsidiaries

                     Consolidated Statements of Cash Flows

                                                   Year ended March 31
                                                --------------------------------
                                                   2003                2002
                                                -------------      -------------
Operating activities
Net loss                                        $ (6,323,820)      $ (5,364,114)

Adjustments to reconcile net loss to net cash
  used in operating activities:
    Depreciation and amortization                    316,925            657,588
    Goodwill impairment                            3,200,700          3,316,508
    Bad debt expense                                  68,037             12,047
    Deferred income taxes                                  -            174,000

    Changes in operating assets and liabilities:
       Accounts receivable (42,262) (150,111)
       Prepaid and refundable income taxes           302,892           (278,110)
       Prepaid expenses and other current assets      20,487            (32,908)
       Accounts payable and accrued expenses         (63,933)          (307,230)
       Deferred advertising revenues                   7,257            (28,160)
       Unexpired subscription revenues                (3,759)          (234,697)
                                                -------------      -------------
Net cash used in operating activities             (2,517,476)        (2,235,187)
                                                -------------      -------------
Investing activities
Purchases of property and equipment                  (92,673)          (274,093)

Investment in India Abroad, net of cash acquired           -        (11,318,810)

Due from former shareholder                                -            744,862

Due from affiliate                                (2,394,675)            (1,254)

Other assets                                           5,099             97,142
                                                -------------      -------------
Net cash used in investing activities             (2,482,249)       (10,752,153)
                                                -------------      -------------
Financing activities

Proceeds from issuance of common share             5,500,000         13,000,000

Principal payments of long-term debt                       -           (861,929)

Cash surrender value--loan                                 -            (41,366)

Due to Parent                                       (283,731)         1,287,502
                                                -------------      -------------
Net cash provided by financing activities          5,216,269         13,384,207
                                                -------------      -------------
Effect of exchange rate changes on cash                1,333             (3,123)
                                                -------------      -------------
Net increase in cash and cash equivalents            217,877            393,744

Cash and cash equivalents at beginning of year       561,278            167,534
                                                -------------      -------------
Cash and cash equivalents at end of year           $ 779,155          $ 561,278
                                                -------------      -------------
Supplemental disclosure of cash flow information

Income taxes paid                                  $       -             $ 5,800
                                                =============      =============
Interest paid                                      $       -            $ 15,181
                                                =============      =============
See accompanying notes.

                     Rediff Holdings, Inc. and Subsidiaries

                   Notes to Consolidated Financial Statements

                                 March 31, 2003

1.   Organization and Basis of Presentation

     Rediff Holdings, Inc. (the "Company") was established in February 2001 as a Delaware corporation, by Rediff.com India Limited (the "Parent") to act as the holding company for certain of the Parent's investments in the United States.

     On February 27, 2001, the Company acquired thinkindia.com, Inc., and renamed it Rediff.com, which provides content in the United States through the Rediff.com website.

     On April 27, 2001, the Company acquired India Abroad Publications, Inc. ("India Abroad"), an offline and online news company.

2.   Significant Accounting Policies

     Consolidation

     The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, which have been consolidated from their respective dates of acquisition. All intercompany account balances and transactions have been eliminated in consolidation.

     Comprehensive Income

     Statement of Financial Accounting Standards ("SFAS") No. 130, Reporting Comprehensive Income, establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. This Statement requires that all items that are required to be recognized as components of comprehensive income be reported in a financial statement with the same prominence as other financial statements. The Company has determined that its only item of comprehensive loss relates to its foreign currency translation adjustments.

     Cash and Cash Equivalents

     The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

                     Rediff Holdings, Inc. and Subsidiaries

     Property and Equipment

     Property and equipment are stated at cost, and are depreciated using the straight-line method over the estimated useful lives of the assets ranging from three to ten years. Leasehold improvements are amortized over the term of the lease or the estimated useful life of the improvement, whichever is shorter.

     Foreign Currency Translation

     The financial statements of a foreign subsidiary of India Abroad, whose functional currency is not the U.S. dollar, have been translated into U.S. dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet dates. Statements of operations amounts have been translated using the average exchange rate for the periods. The resulting translation adjustments are reported as a component of shareholders' equity.

     Revenue Recognition

     Rediff.com's revenues from banners and sponsorships are recognized over the contractual period of the advertisement, commencing when the advertisement is placed on the website, provided that no significant obligations remain and collection of the resulting receivable is probable. Obligations may include guarantees of a minimum number of impressions, or times that an advertisement appears in pages viewed by users of the Company's portal. To the extent that minimum guaranteed impressions are not met, the Company defers recognition of the corresponding revenues until the guaranteed impression levels are achieved.

     India Abroad's advertising revenues are recognized at the time of the publication of the related advertisement. Subscription income is deferred and recognized pro rata as fulfilled over the terms of such subscriptions.

     Income Taxes

     The Company accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. This Statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company periodically reviews the realizability of the deferred tax assets and, as needed, records a valuation allowance when realizability of the deferred tax assets is not reasonably assured.

                     Rediff Holdings, Inc. and Subsidiaries

     Advertising Costs

     The Company expenses the cost of advertising as incurred. For the years ended March 31, 2003 and 2002, advertising expense totaled approximately $471,000 and $390,000, respectively.

     Use of Estimates

     The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and the accompanying notes. Actual results could differ from those estimates.

     Concentration of Credit Risk

     Financial   instruments   that   potentially   subject   the   Company   to
     concentrations of credit risk consist principally of cash, cash equivalents and accounts receivable.

     Cash and cash equivalents are invested in major banks in the United States. Management believes that the financial institutions that hold the Company's cash and cash equivalents are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

     Concentrations  of credit  risk with  respect to  accounts  receivable  are limited due to the large number of customers comprising the Company's customer base. The Company performs ongoing credit evaluations and establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of customers and other information.

     One customer accounted for 20% of the total revenues for the year ended March 31, 2002.

     No one customer accounted for more than 10% of revenues for the year ended March 31, 2003.

                     Rediff Holdings, Inc. and Subsidiaries

     Website Development Cost

     Costs incurred in the operations stage that provide additional functions or features to the website are capitalized and amortized over their estimated useful lives of three years.

     Maintenance expenses or costs that do not result in new features or functions are expensed as product development costs, as incurred.

     Goodwill

     In June 2001, the FASB issued SFAS No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets. Statement No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Statement No. 141 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets arising from business combinations completed after June 30, 2001. Statement No. 142 prohibits the amortization of goodwill and intangible assets with indefinite useful lives. Statement No. 142 also requires that these assets be reviewed for impairment at least annually. Intangible assets with finite lives continue to be amortized over their estimated useful lives.

     Effective April 1, 2001, the Company elected to adopt Statement No. 142 and ceased to amortize the remaining cost of goodwill at March 31, 2001. The Company tests unamortized balances for goodwill for impairments annually on March 31.

     Following the triggering  event in 2001 of the  restructuring  described in
     Note 5, the Company reevaluated the goodwill that arose on Rediff.com's acquisition for impairment. Based on the application of Statement No. 142, management concluded that goodwill relating to Rediff.com was impaired and, accordingly, has written off the unamortized balance outstanding at April 1, 2001 of $3,316,508.

     For the year ended March 31, 2003, the Company completed the annual impairment test for the goodwill that arose from the India Abroad acquisition using the process prescribed by Statement No. 142. As a result, an impairment loss of $3,200,700 was recorded. This impairment loss was measured based upon comparing the fair value of India Abroad as a single reporting unit to the fair value of the underlying tangible and intangible net assets. In calculating the impairment loss, the fair value of the reporting unit was determined using discounted cash flows.

                     Rediff Holdings, Inc. and Subsidiaries

     Impairment of Long-Lived Assets

     In August 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. This standard superceded Statement of Financial Accounting Standard No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of; however, it retains the fundamental provisions of that Statement related to the recognition and measurement of the impairment of long lived-assets to be held and used other than for goodwill.

     Whenever events or changes in circumstances indicate that the carrying amount of tangible long-lived assets may not be recoverable, the Company subjects such long-lived assets to a test of recoverability, based on the undiscounted cash flows expected from use or disposition of such assets. Such events or circumstances would include changes in the market, technological obsolescence, adverse changes in profitability or regulation. If the asset is impaired, the Company recognizes an impairment loss based on the estimated discounted cash flows and the carrying value of the asset.

3.   Acquisition

     On  April  27,  2001,  the  Company  acquired   substantially  all  of  the
     outstanding voting shares of India Abroad for an aggregate net consideration of approximately $10,000,000. Pursuant to the stock purchase agreement (as amended) entered into between the Company and certain of India Abroad's shareholders, at the closing of the acquisition, the Company paid approximately $11,400,000 to the selling shareholders of India Abroad. Simultaneously with this acquisition, the former principal shareholder repurchased certain assets for approximately $1,100,000, resulting in an estimated gain of approximately $314,000, which has been recorded as a reduction of goodwill. Of the amount to be paid to the former principal shareholder, the Company has placed $2,000,000 in an escrow account. At March 31, 2003, $1,000,000 remains in the escrow account.

                     Rediff Holdings, Inc. and Subsidiaries

3.   Acquisition (continued)

     The Company has accounted for this acquisition by the purchase method, in accordance with Statement 141, which resulted in goodwill of approximately $10,500,000. The assets and liabilities were recorded at estimated fair values as determined by the Company's management based on information currently available and on current assumptions as to future operations. The fair values of assets acquired and liabilities assumed was as follows:

          Cash and cash equivalents                                   $ 116,048
          Accounts receivable                                           435,512
          Due from former shareholder                                   741,248
          Prepaid expenses and other current assets                      66,273
          Prepaid taxes                                                  24,782
          Net assets held for sale                                      726,794
          Deferred income taxes--current                                 36,000
          Property, plant and equipment, net                            267,811
          Deferred income taxes--noncurrent                             138,000
          Other assets                                                   42,516
          Goodwill                                                   10,829,288
          Borrowings                                                   (861,929)
          Accounts  payable  and  accrued   liabilities                (530,535)
          Customer deposits                                            (242,503)
          Unexpired subscription revenues                              (354,447)
          Total purchase consideration, including direct           -------------
          costs of acquisition                                      $ 11,434,858
                                                                   =============

     On June 29, 2001, the Company repaid the borrowing amounting to $861,929 assumed in the India Abroad acquisition.

     Goodwill related to this acquisition at March 31, 2003 and 2002 is as follows:

2003 2002

          Goodwill at acquisition                $10,829,288        $10,829,288
          Gain on assets held for sale              (314,120)          (314,120)
          Goodwill impairment                     (3,200,700)                 -
                                                 -------------     -------------
                                                 $ 7,314,468        $10,515,168
                                                 =============     =============

                     Rediff Holdings, Inc. and Subsidiaries

4.   Property and Equipment

     Property and equipment at March 31, 2003 and 2002 consists of the following:

                                                         2003              2002
                                                   ----------        ----------
     Software and website development costs         $ 405,842         $ 380,600
     Computer equipment                               345,030           175,987
     Machinery and equipment                          159,734         1,074,890
     Furniture and fixtures                            76,609           114,373
     Automobiles                                       10,874            10,874
     Leasehold improvements                           125,603           232,233
                                                   ----------        ----------
                                                    1,123,692         1,988,957

     Less accumulated depreciation and
     amortization                                    (727,733)       (1,369,310)
                                                   ----------        ----------
                                                    $ 395,959         $ 619,647

5.   Restructuring

     Following the acquisition of India Abroad on April 27, 2001, the Company initiated a process of integrating the operations of Rediff.com with those of India Abroad, including relocating Rediff.com's operations from California to New York. For the year ended March 31, 2002, the Company recorded $598,398 for restructuring expenses in accordance with Emerging Issues Task Force ("EITF") Issue No. 94-3, primarily consisting of lease termination costs, expenses for relocation of equipment and staff, and severance payments.

6.   Related Party Transactions

     The Company's principal related parties are its Parent and a wholly-owned subsidiary of the Parent. The Company enters into transactions with such related parties in the normal course of business.

                     Rediff Holdings, Inc. and Subsidiaries

     Included in the determination of net loss are the following significant transactions with related parties for the years ended March 31, 2003 and 2002:

                                                         2003              2002
                                                   ----------        ----------
     Revenues from Parent (a)                        $150,000        $1,350,000
     Revenues from affiliate (b)                      136,000            54,000
     Operating expenses charged by the Parent (c)     826,000           402,000

     (a) Amount relates to editorial, marketing and administrative services rendered to the Parent by Rediff.com.

     (b) Amount relates to advertising provided by India Abroad to a subsidiary of the Parent.

     (c) Amount relates to operating expenses for services provided by the Parent. Such operating expenses include editorial costs, travel costs, legal fees, and salaries for individuals who provided the Company with services.

7.   Operating Leases

     The Company rents office space under noncancellable lease agreements. The minimum annual rental commitments under noncancellable operating leases that have initial or remaining terms in excess of one year are approximately as follows:

                                  2003              $ 159,000
                                  2004                135,000
                                  2005                 83,000
                                  2006                 84,000
                                  2007                 60,000
                                                    ---------
                                                    $ 521,000
                                                    =========

     Rental expense for all operating leases, which include real estate taxes and certain other building operating expenses, amounted to approximately $206,000 and $276,000 for the years ended March 31, 2003 and 2002, respectively.

                     Rediff Holdings, Inc. and Subsidiaries

8.   Income Taxes

     As of March 31, 2003 and 2002, the components of the Company's net deferred tax assets are as follows:

                                                         2003              2002
                                                   ----------         ---------
     Depreciation and amortization                  $ 292,000         $ 152,000

     Allowance for doubtful accounts                   39,000            18,000

     Net operating loss carryforwards               2,780,000         1,133,000

     Other                                            171,000           171,000
                                                   ----------        ----------
     Total deferred tax assets                      3,282,000         1,474,000

     Valuation allowance for deferred tax assets   (3,282,000)       (1,474,000)
                                                   ----------        ----------
     Net deferred tax assets                        $       -        $        -
                                                   ==========        ==========

     The Company increased the valuation allowance by approximately $1,808,000 and $876,000 for the years ended March 31, 2003 and 2002, respectively.

     For the years ended March 31, 2003 and 2002, the (provision) benefit for income taxes consists of the following:

                                                         2003              2002
                                                   ----------         ---------
     Current                                       $ (303,932)        $ 260,918

     Deferred                                               -          (174,000)
                                                   ----------         ---------
                                                   $ (303,932)         $ 86,918
                                                   ==========         =========

The effective income tax rate differs from the federal statutory income tax rate primarily due to state and local taxes, foreign income from a subsidiary permanently reinvested, certain other nondeductible expenses and no benefit given to the net operating loss.

As of March 31, 2003, the Company has net operating loss carryforwards of approximately $6,662,000 for federal income tax purposes, which expire in years 2019 through 2023, and has tax credits of approximately $90,000 and $56,000 for federal and state income tax liabilities, respectively. The utilization of approximately $1,630,000 of the Company's net operating loss carryforwards for federal income tax purposes, $1,705,000 of the Company's net operating loss carryforwards for state income tax purposes and $146,000 of the Company's tax credits are limited by certain sections of the federal and state revenue codes.

                     Rediff Holdings, Inc. and Subsidiaries

9.   Litigation

     The Company is also subject to certain legal proceedings and claims, which have arisen in the ordinary course of its business. Those actions, when ultimately concluded and determined, will not, in the opinion of management, have a material effect on the Company's consolidated financial position, results of operations or cash flows.

                                                Value Communications Corporation

BOARD OF DIRECTORS

Mr. Ajit Balakrishnan

SECRETARY

Mr. Rick Filippelli

AUDITORS

Deloitte & Touche LLP
Chicago, Illinois

                               Directors' Report

The Directors present their Annual Report and the audited financial statements of the year ended 31st March 2003.

PRINCIPAL ACTIVITIES

The Company markets its online services to consumers and small businesses by packaging longdistance service from large telecommunication companies into Prepaid Identification Numbers (`PIN') and prepaid calling cards for sale on its internet site or at its call-in center.

DIVIDENDS

The Directors do not recommend the payment of a dividend.

REVIEW OF BUSINESS

The Profit & Loss account is set out along with this report and shows that the Company made a net loss of US $ 7,040,860 for the year ended March 31, 2003.

DIRECTORS AND THEIR INTERESTS

The Directors during the year were as follows:

Mr. Ajit Balakrishnan
Mr. Nitin Gupta

Mr. Nitin Gupta ceased to be a Director of the Company with effect from August 1, 2003.

STATEMENT OF DIRECTORS' RESPONSIBILITIES

The Companies Act, 1956 requires the Directors to prepare financial statements for each financial year, which give a true and fair view of the state of affairs of the Company as at the end of the financial year/period and of the profit or loss of the Company for that period.

In preparing those financial statements, the Directors are required to:

                                                Value Communications Corporation

     - Select suitable accounting policies, from time to time, and then apply them consistently;

     -    Make judgments and estimates that are reasonable and prudent;

     -    State whether applicable accounting standards have been followed; and

     -    Prepare the financial statements on the going concern basis.

     The Directors are responsible for keeping proper accounting records, which disclose the financial position of the Company, with reasonable accuracy at any time, and to enable them to ensure that the financial statements comply with the Companies Act, 1956. They are also responsible for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

     ACKNOWLEDGEMENT

     The Directors place on record their appreciation for their dedication with which the employees at all levels performed their duties and for close co-operation received from them during the year under report. The Directors also record their sincere appreciation of the continued support extended by Company's Bankers.

     For and on behalf of the Board of Directors Secretary

     Date: August 26, 2003

     Value Communications
     Corporation (A Wholly
     Owned Subsidiary of
     Rediff.com India, Ltd.)

     Financial Statements as of March 31, 2003 and
     2002 and
     Independent Auditors' Report

VALUE COMMUNICATIONS CORPORATION
(A Wholly Owned Subsidiary of Rediff.com India, Ltd.)

TABLE OF CONTENTS
--------------------------------------------------------------------------------
                                                                            Page

INDEPENDENT AUDITORS' REPORT                                                  1

FINANCIAL STATEMENTS:

  Balance Sheets                                                              2

  Statements of Operations                                                    3

  Statements of Stockholder's Equity                                          4

  Statements of Cash Flows                                                    5

  Notes to Financial Statements                                            6-11

INDEPENDENT AUDITORS' REPORT

The Board of Directors of Value Communications Corporation
(A Wholly Owned Subsidiary of Rediff.com India, Ltd.):

We have audited the accompanying balance sheets of Value Communications Corporation (a wholly owned subsidiary of Rediff.com India, Ltd.) (the
"Company") as of March 31, 2003 and 2002, and the related statements of operations, stockholder's equity and cash flows for the year ended March 31, 2003 and 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Value Communications Corporation (a wholly owned subsidiary of Rediff.com India, Ltd.) at March 31, 2003 and 2002, and the results of its operations and its cash flows for the year ended March 31, 2003 and 2002 in conformity with accounting principles generally accepted in the United States of America.



April 23, 2003

VALUE COMMUNICATIONS CORPORATION
(A Wholly Owned Subsidiary of Rediff.com India, Ltd.)

BALANCE SHEETS
MARCH 31, 2003 AND 2002
---------------------------------------------------------------------------------------------------------------------------------
ASSETS                            2003             2002      LIABILITIES AND STOCKHOLDER'S EQUITY            2003            2002
------                            ----             ----      ------------------------------------            ----            ----
CURRENT ASSETS:                                              CURRENT LIABILITIES:

Cash and cash equivalents      145,809      $ 1,363,859      Accounts payable                          $  419,530      $  649,960
Accounts receivable             48,194           24,657      Intercompany payable                       2,238,303       1,073,803
Inventory                      275,321          472,925      Income tax payable                                 -          29,002
Prepaids and other
  current assets               239,187           99,412      Accrued expenses                             125,133         291,135
                              --------      -----------      Payable to former shareholders                     -       3,250,000
                                                                                                       ----------      ----------
     Total current assets      708,513        1,960,853
                                                                       Total current liabilities        2,782,966       5,293,900

FIXED ASSETS:

Furniture, fixtures
  and equipment                100,338           80,633      LONG-TERM DEFERRED TAX LIABILITY              12,450          12,450
Software                       107,945          107,945
                              --------      -----------
                                                             STOCKHOLDER'S EQUITY:

                               208,284          188,578      Capital (common stock, no par value;
                                                             20,000,000  shares authorized; 12,000,000 shares
Less accumulated                                             issued and outstanding)                    7,146,441       3,867,537
  depreciation                 (91,512)         (38,775)
                              --------      -----------      Retained earnings (deficit)               (6,999,769)         41,091
                                                                                                      -----------       ---------
  Net fixed assets             116,772          149,803

OTHER ASSETS:                                                Total stockholder's equity                   146,672       3,908,628

  Goodwill                   2,028,174        7,099,279

  Deposits                      88,629            5,043
                             ---------       ----------
     Total other assets      2,116,803        7,104,322
                             ---------       ----------
                                                             TOTAL LIABILITIES AND                    -----------     -----------
TOTAL ASSETS               $ 2,942,088      $ 9,214,978      STOCKHOLDER'S EQUITY                     $ 2,942,088     $ 9,214,978
                           -----------      -----------                                               -----------     -----------

See notes to financial statements.


VALUE COMMUNICATIONS CORPORATION
(A Wholly Owned Subsidiary of Rediff.com India, Ltd.)

STATEMENTS OF OPERATIONS
YEAR ENDED MARCH 31, 2003 AND 2002
--------------------------------------------------------------------------------
                                                   2003            2002
                                           ------------    ------------
Revenues                                   $  8,946,256    $ 16,476,752

Cost of Goods Sold                            7,572,360      12,572,726

Gross Profit                                  1,373,896       3,904,026

Selling, General, and Administrative Expenses 2,380,937       3,838,021

(Loss) Income from Operations                (1,007,041)         66,005

Goodwill Impairment                           5,100,000               -

Restructuring Costs                           1,010,900               -

Other Expenses (Income)                         (46,081)        (15,283)
                                           ------------    ------------
(Loss) Income Before Taxes                   (7,071,860)         81,288

(Provision) Benefit of Income Taxes              31,000         (31,000)
                                           ------------    ------------
Net (Loss) Income                           $(7,040,860)       $ 50,288
                                           ------------    ------------
See notes to financial statements.

VALUE COMMUNICATIONS CORPORATION
(A Wholly Owned Subsidiary of Rediff.com India, Ltd.)

STATEMENTS OF STOCKHOLDER'S EQUITY
YEAR ENDED MARCH 31, 2003 AND 2002

                                                     Retained             Total
                                         Common      Earnings     Stockholder's
                                          Stock      (Deficit)           Equity
                                    -----------  ------------     -------------
BALANCE - April 1, 2001               3,703,021        (9,197)        3,693,824

Contributed capital from parent         164,516             -           164,516

Net income                                    -        50,288            50,288
                                    -----------  ------------      ------------
BALANCE - March 31, 2002              3,867,537        41,091         3,908,628

Contributed capital from parent       3,278,904             -         3,278,904

Net (loss)                                    -    (7,040,860)       (7,040,860)
                                    -----------  ------------      ------------
BALANCE - March 31, 2003            $ 7,146,441  $ (6,999,769)      $   146,672
                                    -----------  -----------       ------------

See notes to financial statements.

VALUE COMMUNICATIONS CORPORATION
(A Wholly Owned Subsidiary of Rediff.com India, Ltd.)

STATEMENTS OF CASH FLOWS
YEAR ENDED MARCH 31, 2003 AND 2002

                                                   2003            2002

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)                          $ (7,040,860)       $ 50,288
Adjustments to reconcile net income (loss) to net cash from operating activities:

  Depreciation and amortization                  52,737          38,236
  Impairment of Goodwill                      5,100,000               -
  Deferred income taxes                               0             (95)

  Changes in assets and liabilities:
     Increase in accounts receivable            (23,537)        (11,870)
     Decrease in inventory                      197,604         469,986
     Increase in prepaids and other current
      assets                                   (139,775)        (28,183)
     Decrease in other non-current assets       (83,586)            500
     Increase in intercompany payable         1,164,500       1,073,803
     Increase in income taxes payable           (29,002)         24,695

     (Decrease)   increase  in  accounts
       payable  and  accrued  expenses         (396,432)     (1,226,221)

         Net increase in cash from
           operating activities              (1,198,346)        391,139

CASH FLOWS FROM FINANCING ACTIVITIES:
  Purchases of fixed assets                     (19,705)       (113,751)
                                            -----------     -----------
NET INCREASE IN CASH AND CASH EQUIVALENTS    (1,218,050)        277,388

CASH AND CASH EQUIVALENTS - Beginning
  of period                                   1,363,859       1,086,471
                                            -----------     -----------
CASH AND CASH EQUIVALENTS - End of period   $   145,809     $ 1,363,859
                                            ===========     ===========
SUPPLEMENTAL DISCLOSURES:

Cash paid for Income Taxes                            -        $  6,400

Non-cash financing activities:

Contributed capital from parent               3,278,904         164,516

Payable to Former Shareholders                        -       3,250,000

See notes to financial statements.

VALUE COMMUNICATIONS CORPORATION
(A Wholly Owned Subsidiary of Rediff.com India, Ltd.)

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED MARCH 31, 2003 AND 2002
--------------------------------------------------------------------------------
1.   COMPANY DESCRIPTION

     Value Communications Corporation ("ValuCom" or the "Company") is a wholly owned subsidiary of Rediff.com India, Ltd ("Rediff"). ValuCom provides internet-based marketing of prepaid long-distance service to over 200 countries worldwide. The Company markets its services to consumers and small businesses by packaging long-distance service from large telecommunication companies into Prepaid Identification Numbers ("PINs") and prepaid calling cards for sale on its Internet site or at its call-in center.

2.   GOING CONCERN

     During the year ended March 31, 2003, the Company incurred a significant loss, revenue reduced by almost 50% and there was a significant outflow of cash from operations. As of March 31, 2003 the company's current assets are exceeded by its current liabilities, the majority of which are amounts owed to Rediff or its subsidiaries.

     Although management has taken action to reduce losses and reduce cash outflows from operations, the ability of the Company to continue as a going concern is dependent on the continued financial support of Rediff. Management of Rediff have confirmed that it is their intention to continue to fund ValuCom for the foreseeable future and that balances owing to related companies will not require payment within the next twelve months.

     As a result, management believes that the going concern basis of accounting remains appropriate and the financial statements have therefore been prepared on that basis.

3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Presentation - The financial statements have been prepa red in accordance with accounting principles generally accepted in the United States of America and reflect the financial activity of ValuCom.

     Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Cash and Cash Equivalents - The Company considers investments with original maturities of three months or less at the time of purchase to be cash equivalents for financial reporting purposes.

     Inventory - Inventory consists of PINs and prepaid calling cards and is carried at the lower of average cost or market.

     Fixed Assets and Depreciation - Fixed assets are depreciated over their estimated useful lives as follows:

     Asset Description                Years
     -----------------                -----
     Equipment                          5-8
     Software                             3

     Revenue Recognition - The Company recognizes revenue as PINs and prepaid calling cards are delivered to customers.

     Income Taxes - Deferred tax assets and liabilities are recognized based on differences between the financial statement and tax bases of assets and liabilities using presently enacted rates. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

     Stock-Based Compensation - The Company has adopted Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, to account for its stock-based employee compensation arrangements and complies with the disclosure provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock -Based Compensation. Under APB Opinion No. 25, compensation expense is based on the difference, if any, on the date of grant between the fair value of the Company's stock and the exercise price.

     Goodwill - Goodwill is evaluated for impairment at least annually and whenever events or circumstances indicate impairment may have occurred. The assessment requires the comparison of the fair value of each of the Company's reporting units to the carrying value of its respective net assets, including allocated goodwill. If the carrying value of the reporting unit exceeds its fair value, the Company must perform a second test to measure the amount of impairment. The second step of the goodwill impairment test compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. The Company allocates the fair value of a reporting unit to all of the assets and liabilities of that unit as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the price paid to acquire the reporting unit. The excess of the fair value of a reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill. If the carrying amount of reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss shall be recognized by the Company in an amount equal to that excess.

     Long Lived Assets - The Company reviews long-lived assets held and used in its business for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. The Company also reevaluates the periods of depreciation or amortization of long-lived assets to determine whether the events or circumstances warrant revised estimates of useful lives. The Company evaluates the carrying value of the long-lived assets in relation to the future undiscounted cash flows expected to result from the use of the asset and its eventual disposition when indications of impairment are present. If it is determined that an impairment in value has occurred, the carrying value of the asset will be reduced to its fair value. The Company adopted the provisions of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144") effective January 1, 2002. Prior to the adoption of SFAS 144, the Company accounted for its long-lived assets in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of" ("SFAS 121"). SFAS 121 established financial accounting and reporting standards for the impairment of long-lived assets, certain identifiable intangibles and goodwill for those assets to be held and used, and for the long-lived assets and certain identifiable assets to be disposed of. SFAS 144 retains the fundamental principles of SFAS 121 for the recognition and measurement of impairment, but amends the accounting and reporting standards of assets to be disposed of.

     Fair Value of Financial Instruments - The carrying values of all financial assets and liabilities on the balance sheet approximate their fair values.

     Effects of  Recently  Issued  Accounting  Standards  - In April  2002,  the
     Financial Accounting Standards Board ("FASB") issued SFAS No. 145 "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections". This statement eliminates the automatic classification of gain or loss on extinguishment of debt as an extraordinary item of income and requires that such gain or loss be evaluated for extraordinary classification under the criteria of Accounting Principles Board No. 30 "Reporting Results of Operations". This statement also requires sale -leaseback accounting for certain lease modifications that have economic effects that are similar to sale -leaseback transactions, and makes various other technical corrections to existing pronouncements. This statement will be effective for the Company for the year ending December 31, 2003. The Company believes that the adoption of this statement will not have a material impact on its financial position or results of operations.

     In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 will supersede Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Cost to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS No. 146 requires that cost associated with an exit or disposal plan be recognized when incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The Company believes that the adoption of this statement will not have a material impact on its financial position or results of operations.

     On December 31, 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure." This standard amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS 148 provides two additional methods of transition and will no longer permit the SFAS 123 prospective method to be used for fiscal years beginning after December 15, 2003. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosure in both the annual and interim financial statements about the method of accounting for stock based employee compensation and the pro forma effects had the fair value recognition provisions of SFAS 123 been used for all periods presented. The Company does not currently have any stock based compensation arrangements and therefore believes that the adoption of this statement will not have a material impact on its financial position or results of operations.

     In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." Such interpretation elaborates on the disclosures to be made by a guarantor about its obligations under certain guarantees issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of this interpretation apply to guarantees issued or modified after December 31, 2002. The Company adopted the provisions of this interpretation as required on January 1, 2003. The disclosure provisions of this interpretation are effective for financial statements with annual periods ending after December 15, 2002. The Company believes that the adoption of this statement will not have a material impact on its financial position or results of operations.

4.   INCOME TAXES

     The provision for income taxes for the year ended March 31, 2003 and 2002 was ($30,885) and $31,000, respectively, and results entirely from U.S. federal and state taxes. As of the balance sheet date, there were no significant deferred tax assets or liabilities as the tax basis in the underlying assets and liabilities approximated the financial statement carrying amounts.

     The only deferred tax liability provided by the Company related to the difference between the Company's fixed asset financial statement carrying amounts and the Company's tax basis in those assets.

     The components of deferred income tax assets at March 31, 2003 are as follows:

     Deferred Income Tax Assets:

     Operating Loss Carryforward      $ 939,943

     Tax Valuation Allowance           (939,943)
                                      ---------
     Net Deferred Income Tax Asset    $       0
                                      =========

     Realization of the future tax benefits related to the deferred income tax asset is dependent on many factors, including the Company's ability to generate taxable income within the net operating loss carryforward period. Management has considered these factors and believes that a full valuation allowance is required for the period presented.

5.   STOCK OPTION PLAN

     On April 1, 2000, the Company adopted the Value Communications Corporation 2000 Stock Incentive Compensation Plan as a means of encouraging stock ownership by the employees, officers, directors and advisors of the Company. Under terms of this plan, non-qualified options to purchase up to 300,000 shares of common stock of ValuCom were reserved for issuance, were generally granted at not less than fair market value, became exercisable as established by the Company (generally over four years) and generally expire seven years from the date of grant.

     On the date of the acquisition, Rediff contractually agreed to replace the existing options of ValuCom employees with Rediff options once Rediff completed the process of approvals necessary to establish a stock option plan in the U.S. Each outstanding ValuCom option would then immediately be exchanged for or converted into an option to acquire Rediff shares under the Rediff plan, on terms and conditions which are in all material respects similar to the terms and conditions applicable to the outstanding ValuCom options. In addition, on that conversion date, Rediff may, at its option, pay to vested ValuCom option holders a lump-sum cash payment equal to the difference, if any, between the greater of $3.00 or the current Rediff market price and the exercise price for each vested ValuCom option.

     As of March 31, 2002, under the terms of the agreement, the Company's parent agreed to pay employees the cash value of their vested options as of that date. The value of the options was calculated pursuant to a formula included in the Stock Purchase Agreement. An intercompany receivable of $176,299 was recorded as of that date and paid during the year ended March 31, 2003.

6.   LEASES

     The Company had an operating lease covering the rent at its former headquarters in Chicago which expired in November 2002. There are no future minimum rental payments required under operating leases.

     Total lease expense for the year ended March 31, 2003 and 2002 was $61,597 and $86,000, respectively.

7.   TRANSACTIONS AND BALANCES WITH RELATED PARTIES

     Following is a summary of transactions and balances as of and for the years ended March 31, 2003 and March 31, 2002 with related parties:

                                                   2003            2002
                                            -----------     -----------
    Due to related parties:
     India Abroad Publications              $    19,557        $ 13,535
     Rediff Holdings Inc.                     2,388,653               -
     Rediff.com India Ltd.                     (169,908)      1,060,268
                                            -----------     -----------
          Total                             $ 2,238,302     $ 1,073,803
                                            -----------     -----------

    Advertising expenses incurred with:
     India Abroad Publications              $   136,184        $ 57,553
     Rediff.com India Ltd.                      139,504       1,263,145
                                            -----------     -----------
          Total                             $   275,688     $ 1,320,698
                                            -----------     -----------

8.   RESTRUCTURING COSTS

     In September 2002, Valucom's operations were integrated and restructured into Rediff's New York operations, where it is collocated with the operations of India Abroad Publications, Valucom's sister company. Valucom's Management team was transitioned from the founding shareholders to a new team consisting of veteran Rediff Managers. The total restructuring costs amounts to $1,010,900 consisting of the following:

     March 31, 2003 Amount

          Consulting Fees              $454,977
          Settlement                    203,899
          Travel                        141,836
          Relocation                    123,066
          Training                       54,034
          Technology                     24,201
          Renovation                      8,887
                                   ------------
               Total               $  1,010,900
                                   ============

All restructuring costs were paid during the fiscal year ended March 31, 2003.

9.   GOODWILL IMPAIRMENT

     In September 2002, management reviewed the results of operations and noted a significant decline in the Company's revenues. Management believed this was due to a number of factors including increased competition, internal restructuring, and deregulation of the Indian telecommunications market.

     Management performed an impairment test of the recorded goodwill balance in accordance with SFAS 142 with the assistance of an independent valuation specialist. As a result of this analysis, an impairment charge of $5,100,000 was recorded.

10.  PAYMENT TO FORMER SHAREHOLDERS

     On July 26, 2002, the original shareholders of the Company, who were also officers of Value Communications, resigned from the Company. As part of the settlement agreement and mutual release from the Company, a final payout of the profit before tax was made in the amount of $3,250,000 to settle the earnout and all other obligations of the Company to the former shareholders. This payout has been reflected as part of the acquisition costs in the March 31, 2002 financial statements.

                                  * * * * * *